

HMN FINANCIAL, INC.

2004 Annual Report





05048254
HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
INSURANCE
MAR 2 2005




ROYAL



PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL



TABLE OF CONTENTS

HMN Financial, Inc. (HMN) and Home Federal Savings Bank (the Bank) are headquartered in Rochester, Minnesota. Home Federal Savings Bank operates nine full-service banking facilities in southern Minnesota and two in Iowa. Eagle Crest Capital Bank, a division of Home Federal Savings Bank, operates branches in Edina and Rochester, Minnesota.

FINANCIAL HIGHLIGHTS


SEC MAIL
RECEIVED
PROCESSING
MAR 2 4 2005
WASH. D.C.
SECTION

Operating Results: *(Dollars in thousands, except per share data)*	At or For the Year Ended December 31, 2004	2003	Percentage Change
Total interest income	$ 51,617	44,937	14.9%
Total interest expense	20,993	20,289	3.5
Net interest income	30,624	24,648	24.2
Provision for loan losses	2,755	2,610	5.6
Net interest income after provision for loan losses	27,869	22,038	26.5
Fees and service charges	2,776	2,304	20.5
Mortgage servicing fees	1,169	998	17.1
Securities gains (losses), net	(535)	1,275	(142.0)
Gain on sales of loans	1,703	5,240	(67.5)
Losses in limited partnerships	(26)	(243)	89.3
Other non-interest income	880	681	29.2
Total non-interest income	5,967	10,255	(41.8)
Other non-interest expense	20,162	19,653	2.6
Total non-interest expense	20,162	19,653	2.6
Income before income tax expense	13,674	12,640	8.2
Income tax expense	4,387	4,038	8.6
Income before minority interest	9,287	8,602	8.0
Minority interest	(3)	(3)	0.0
Net income	$ 9,290	8,605	8.0
Per Common Share Information:			
Earnings per common share and common share equivalents			
Basic	$ 2.40	2.26	
Diluted	2.31	2.16	
Stock price (for the year)			
High	$ 33.50	24.70	
Low	23.25	15.55	
Close	32.99	24.29	
Book value	18.95	17.93	
Price to book value	174.09%	135.47%	
Financial Ratios:			
Return on average assets	1.01%	1.10%	(8.2)%
Return on average equity	11.03	10.85	1.7
Dividend payout ratio	36.36	39.58	(8.1)
Net interest margin	3.50	3.31	5.7
Operating expense to average assets	2.19	2.51	(12.7)
Average equity to average assets	9.17	10.15	(9.7)
Equity to total assets at year end	8.72	9.34	(6.6)
Non-performing assets to total assets	0.51	0.58	(12.1)
Efficiency ratio	55.10	56.31	(2.1)

Balance Sheet Data: *(Dollars in thousands)*	December 31, 2004	2003	Percentage Change
Total assets	$960,673	866,726	10.8%
Securities available for sale	103,672	104,664	(0.9)
Loans held for sale	2,712	6,543	(58.6)
Loans receivable, net	783,213	688,951	13.7
Deposits	698,902	551,688	26.7
Federal Home Loan Bank advances	170,900	203,900	(16.2)
Stockholders' equity	83,771	80,931	3.5
Home Federal Savings Bank regulatory capital ratios:			
Tier I or core capital	7.8%	8.0%	(2.9)%
Tier I capital to risk weighted assets	9.5	10.2	(7.4)
Risk-based capital	10.5	11.1	(5.5)

TO OUR SHAREHOLDERS AND CUSTOMERS



This past year was a historic year for HMN Financial, Inc. We marked the ten-year anniversary of becoming a public company, but even more significantly, we reached the seventy-year milestone of Home Federal Savings Bank. Established in Spring Valley in 1934 by John Osterud and a group of local businessmen, Home Federal opened its doors initially as a secure depository for customers' savings and as a friendly, hometown place to get a home loan. With little more than $2,500 in capital to begin with, Home Federal greatly expanded its service offerings and has grown into a full service financial institution with $961 million in assets. We're proud of our heritage and grateful to all those who have made our progress possible.

The Company's financial performance was also historic in 2004 as net income of $9.3 million, diluted earnings per share of $2.31, and return on equity of 11.03% are all records for the Company. HMN's stock continued to perform well and has appreciated at an annual rate of 29% over the past five years.

One key focus in 2004 was to replace the significant income generated from the gain on sale of mortgage loans that was experienced because of the refinance boom in 2003 with more stable net interest income. Net interest income increased by $6 million in 2004 and more than offset the $3.5 million decline in the gains recognized on the sale of mortgage loans from the previous year. A significant factor in the increased net interest income was the $105 million in growth that we experienced in our commercial and consumer loan portfolios. Net interest income was also enhanced because the loan growth was funded with a higher percentage of less expensive transaction deposits. The combination of loan growth and relatively less expensive depository sources led to a 19 basis point increase in the Company's net interest margin in 2004.

Our private banking concept, which operates as Eagle Crest Capital Bank, opened a new office in Rochester in mid 2003. This is an offshoot of the Edina Office opened in 2002. Private banking is structured to provide a high-touch, relationship-based banking experience to business owners, professionals and their families. We believe there are significant opportunities to attract private banking clientele throughout our branch network, especially in our headquarter city of Rochester.

While residential mortgage lending, percentage-wise, has become a smaller part of our organization, we continue to offer a full range of home loan products. We like to keep our customers for a lifetime and home loans help us accomplish that goal.

Management's philosophy is to expand in growth markets. We see those growth markets in the corridor between Rochester and St. Cloud; and, during 2004, we expanded our staff in the St. Cloud loan production office due to increased activity.

We are committed to implementing the most efficient technologies and competitive products for the customers and markets we serve. Our retail e-banking and commercial cash management products have been well accepted. We recently began to offer on-line Health Savings Accounts (HSAs) which can be a potential tax saving opportunity for qualified customers. Even with all of the modern banking practices and products, something as simple as answering the telephone remains an important part of our customer service philosophy. We think answering the telephone can help us grow and responding to customer requests in a reasonable timeframe is a quality service requirement in our Company. People have become frustrated at the lack of focus on service in an increasingly high tech world. In today's world of identity theft and fraud, we need to know our customer and we want them to know us, too. We want to grow but certainly not to the detriment of service.

My gratitude goes out to our customers for banking with us, and to my colleagues in the Bank's branches, on the management team, and on the board, whose energies and dedication were instrumental in achieving the 2004 financial results.

Sincerely,



Michael McNeil
President and CEO



From left: Michael J. Fogarty, Susan K. Kolling, Allan R. DeBoer, Timothy R. Geisler, Michael McNeil and Malcolm W. McDonald. *Seated:* Mahlon C. Schneider and Duane D. Benson.

TIMOTHY R. GEISLER
Chairman of the Board
HMN and Home Federal Savings Bank
Unit Manager Foundation Accounting
Mayo Foundation

MICHAEL MCNEIL
President and CEO
HMN and Home Federal Savings Bank

DUANE D. BENSON
Retired Executive Director
Minnesota Business Partnership

ALLAN R. DEBOER
Retired Chief Executive Officer
RCS of Rochester

MAHLON C. SCHNEIDER
Retired Senior Vice President External Affairs and General Counsel
Hormel Foods Corporation

SUSAN K. KOLLING
Senior Vice President
HMN and Home Federal Savings Bank

MICHAEL J. FOGARTY
Chairman C.O. Brown Agency, Inc.

MALCOLM W. MCDONALD
Retired Senior Vice President
Space Center, Inc

Selected Operations Data:

(Dollars in thousands, except per share data)	Year Ended December 31,				
	2004	2003	2002	2001	2000
Total interest income	$51,617	44,937	42,868	51,468	52,917
Total interest expense	20,993	20,289	21,295	30,444	33,001
Net interest income	30,624	24,648	21,573	21,024	19,916
Provision for loan losses	2,755	2,610	2,376	1,150	180
Net interest income after provision for loan losses	27,869	22,038	19,197	19,874	19,736
Fees and service charges	2,776	2,304	1,723	1,563	1,297
Mortgage servicing fees	1,169	998	715	470	341
Securities gains (losses), net	(535)	1,275	422	(671)	(23)
Gain on sales of loans	1,703	5,240	3,077	2,934	1,216
Losses in limited partnerships	(26)	(243)	(659)	(1,311)	(121)
Other non-interest income	880	681	597	599	613
Total non-interest income	5,967	10,255	5,875	3,584	3,323
Other non-interest expense	20,162	19,653	17,849	15,749	12,559
Total non-interest expense	20,162	19,653	17,849	15,749	12,559
Income tax expense	4,387	4,038	2,099	2,634	3,798
Income before minority interest	9,287	8,602	5,124	5,075	6,702
Minority interest	(3)	(3)	(142)	(383)	0
Net income	$ 9,290	8,605	5,266	5,458	6,702
Per common share and common share equivalents:					
Basic	$ 2.40	2.26	1.40	1.45	1.75
Diluted	2.31	2.16	1.32	1.37	1.69

Selected Financial Condition Data:

(Dollars in thousands, except per share data)	December 31,				
	2004	2003	2002	2001	2000
Total assets	$960,673	866,726	737,523	721,114	716,016
Securities available for sale	103,672	104,664	121,397	119,895	139,206
Loans held for sale	2,712	6,543	15,127	68,018	7,861
Loans receivable, net	783,213	688,951	533,906	471,668	518,765
Deposits	698,902	551,688	432,951	421,843	421,691
Federal Home Loan Bank advances	170,900	203,900	218,300	217,800	221,900
Stockholders' equity	83,771	80,931	76,065	72,161	66,626
Book value per share	18.95	17.93	17.28	16.41	15.17
Number of full service offices	13	12	13	12	11
Number of mortgage origination offices	2	6	2	1	1
Key Ratios[1]					
Stockholders' equity to total assets at year end	8.72%	9.34%	10.31%	10.01%	9.31%
Average stockholders' equity to average assets	9.17	10.15	10.66	9.91	9.56
Return on stockholders' equity (ratio of net income to average equity)	11.03	10.85	6.94	7.57	9.81
Return on assets (ratio of net income to average assets)	1.01	1.10	0.74	0.75	0.94
Dividend payout ratio	36.36	39.58	57.63	39.71	27.22

[1] Average balances were calculated based upon amortized cost without the market value impact of SFAS No. 115.

This Annual Report, other reports filed by the Company with the Securities and Exchange Commission, and the Company's proxy statement may contain "forward-looking" statements that deal with future results, plans or performance. In addition, the Company's management may make such statements orally to the media, or to securities analysts, investors or others. Forward-looking statements deal with matters that do not relate strictly to historical facts such as anticipated liquidity information. The Company's future results may differ materially from historical performance and forward-looking statements about the Company's expected financial results or other plans are subject to a number of risks and uncertainties. These include but are not limited to possible legislative changes and adverse economic, business and competitive developments such as shrinking interest margins; deposit outflows; reduced demand for financial services and loan products; changes in accounting policies and guidelines, or monetary and fiscal policies of the federal government; changes in credit and other risks posed by the Company's loan and investment portfolios; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation or other significant uncertainties.

OVERVIEW

HMN Financial, Inc. (HMN or the Company) is the stock savings bank holding company for Home Federal Savings Bank (the Bank) which operates community retail banking facilities and loan production offices in southern Minnesota and Iowa. Eagle Crest Capital Bank, a division of Home Federal Savings Bank, provides private banking services to a diverse group of high net worth customers from offices in Edina and Rochester, Minnesota. The earnings of the Company are primarily dependent on the Bank's net interest income, which is the difference between interest earned on its loans and investments, and the interest paid on interest-bearing liabilities such as deposits and Federal Home Loan Bank (FHLB) advances. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". Net interest income is produced when interest-earning assets equal or exceed interest-bearing liabilities and there is a positive interest rate spread. The Company's interest rate spread has been enhanced by the increased level of commercial loans placed in portfolio and the increased amount of lower rate deposit products such as checking and money market accounts. Net interest income and net interest rate spread are affected by changes in interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of non-performing assets. The Company's net income is also affected by the generation of non-interest income, which consists primarily of gains or losses from the sale of securities, gains from the sale of loans, fees for servicing mortgage loans, and the generation of fees and service charges on deposit accounts. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, occupancy expenses, provisions for loan losses and amortization and valuation adjustments on mortgage servicing assets.

The earnings of financial institutions, such as the Bank, are significantly affected by prevailing economic and competitive conditions, particularly changes in interest rates, government monetary and fiscal policies, and regulations of various regulatory authorities. Lending activities are influenced by the demand for and supply of single family and commercial properties, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of deposits are influenced by prevailing market rates of interest on competing investments, account maturities and the levels of personal income and savings.

Critical Accounting Policies

Critical accounting policies are those policies that the Company's management believes are the most important to understanding the Company's financial condition and operating results. The Company has identified the following three policies as being critical because they require difficult, subjective, and/or complex judgments that are inherently uncertain. Therefore, actual financial results could differ significantly depending upon the estimates used.

Allowance for Loan Losses and Related Provision

The allowance for loan losses is based on periodic analysis of the loan portfolio. In this analysis, management considers factors including, but not limited to, specific occurrences of loan impairment, changes in the size of the portfolios, national and regional economic conditions such as unemployment data, loan portfolio composition, loan delinquencies, local construction permits, development plans, local economic growth rates, historical experience and observations made by the Company's ongoing internal audit and regulatory exam processes. Loans are charged off to the extent they are deemed to be uncollectible. The Company has established separate processes to determine the adequacy of the loan loss allowance for its homogeneous single-family and consumer loan portfolios and its non-homogeneous portfolios. The determination of the allowance for the non-homogeneous commercial, commercial real estate, and multi-family loan portfolios involves assigning standardized risk ratings and loss factors that are periodically reviewed. The loss factors are estimated using a combination of the Company's own loss experience and external industry data and are assigned to all loans without identified credit weaknesses. The Company also performs an individual analysis of impairment on each non-performing loan that is based on the expected cash flows or the value of the assets collateralizing the loans. The determination of the allowance on the homogeneous single-family and consumer loan portfolios is calculated on a pooled basis with individual determination of the allowance of all non-performing loans.

The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known. The allowance is allocated to individual loan categories based upon the relative risk characteristics of the loan portfolios and the actual loss experience. The Company increases its allowance for loan losses by charging the provision for loan losses against income. The methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific loans as well as losses in the loan portfolio for which specific reserves are not required. Although management believes that the allowance for loan losses is maintained at an adequate amount to provide for probable loan losses inherent in the portfolio as of the balance sheet dates, future adjustments to the provision for loan losses may be necessary if conditions differ substantially from those in the assumptions used to determine the allowance for loan losses.

Mortgage Servicing Rights

The Company recognizes as an asset the rights to service mortgage loans for others, which are referred to as mortgage servicing rights (MSRs). MSRs are capitalized at the relative fair value of the servicing rights on the date the mortgage loan is sold and are carried at the lower of the capitalized amount, net of accumulated amortization, or fair value. MSRs are capitalized and amortized in proportion to, and over the period of, estimated net servicing income. Each quarter the Company evaluates its MSRs for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 140. Loan type and interest rate are the predominant risk characteristics of the underlying loans used to stratify the MSRs for purposes of measuring impairment. If temporary impairment exists, a valuation allowance is established for any excess of amortized cost over the current fair value through a charge to income. If the Company later determines that all or a portion of the temporary impairment no longer exists, a reduction of the valuation allowance is recorded as an increase to income. The valuation is based on various assumptions including the estimated prepayment speeds and default rates of the stratified portfolio. Changes in the mix of loans, interest rates, prepayment speeds, or default rates from the estimates used in the valuation of the mortgage servicing rights may have a material effect on the amortization and valuation of MSRs. Although management believes that the assumptions used and the values determined are reasonable, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the MSRs. The Company does not formally hedge its MSRs because they are hedged naturally by the Company's origination volume. Generally, as interest rates rise the origination volume declines and the value of MSRs increases and as interest rates decline the origination volume increases and the value of MSRs decreases.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Results of Operations

Net income was $9.3 million for the year ended December 31, 2004, compared to $8.6 million for the year ended December 31, 2003. Diluted earnings per common share for the year ended December 31, 2004 were $2.31, compared to $2.16 for the year ended December 31, 2003. Return on average assets was 1.01% and 1.10% and return on average equity was 11.03% and 10.85% for the years ended December 31, 2004 and 2003, respectively.

In comparing the year ended December 31, 2004 to the year ended December 31, 2003, net interest income increased by $6.0 million primarily because of an increase in interest-earning assets and because of a higher concentration of commercial and consumer loans and an increase in checking and money market deposit accounts. Non-interest income decreased by $4.3 million primarily due to decreases in the gains recognized on the sale of mortgage loans and securities. Non-interest expense increased by $500,000 primarily because of the $1.5 million increase in compensation and benefits costs due to increases in health insurance costs and the number of employees. This increase was partially offset by a $1.1 million decrease in the amortization of mortgage servicing rights that was primarily caused by a decrease in the prepayments of mortgage loans in 2004.

Net Interest Income

Net interest income for the year ended December 31, 2004 was $30.6 million, an increase of $6.0 million, compared to $24.6 million in 2003. Interest income was $51.6 million for the year ended December 31, 2004, an increase of $6.7 million, from $44.9 million for the same period in 2003. Interest income increased primarily because of an increase in average interest-earning assets and because of a change in the mix of assets between the periods. The increase in interest-earning assets was caused primarily by the $105 million increase in the commercial and consumer loan portfolios between the periods. During 2004, the Company's commercial and consumer loan portfolios continued to increase and these portfolios represented 77.9% of the Company's outstanding loans at December 31, 2004, compared to 61.7% at December 31, 2003. The increase in interest income as a result of the increased interest-earning assets more than offset the decrease in the interest rates earned on the assets between the periods. The yield earned on interest-earning assets was 5.90% for the year ended December 31, 2004, a decrease of 14 basis points from the 6.04% yield for the same period of 2003. Interest expense was $21.0 million for the year ended December 31, 2004, an increase of $704,000, from the $20.3 million for the same period in 2003. Interest expense on deposits and Federal Home Loan Bank advances increased by $2.1 million due to the $132 million in growth in the average outstanding balance of deposits and advances between the periods. This increase was partially offset by a $1.4 million decrease in interest expense due to a decline in the interest rates paid. The decline in interest rates paid is due in part to the $90 million increase in the outstanding average balance of checking and money market accounts between the periods, which generally have lower interest rates than other deposit accounts. The average interest rate paid on interest-bearing liabilities was 2.53% for the year ended December 31, 2004, a decrease of 38 basis points from the 2.91% in 2003. The following table presents the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year Ended December 31,								
	2004			2003			2002		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-earning assets:									
Securities available for sale:									
Mortgage-backed and related securities	$ 11,225	385	3.43%	$ 21,885	272	1.24%	$ 63,022	1,704	2.70%
Other marketable securities	97,508	2,898	2.97	74,487	2,387	3.20	60,973	2,420	3.97
Loans held for sale	4,349	249	5.73	12,899	748	5.80	22,485	1,587	7.06
Loans receivable, net[1][2]	732,638	47,714	6.51	602,653	41,052	6.81	479,158	36,426	7.60
Federal Home Loan Bank stock	9,889	207	2.10	11,464	349	3.04	12,086	349	2.89
Other, including cash equivalents	18,954	164	0.87	20,503	129	0.63	37,831	382	1.01
Total interest-earning assets	$874,563	51,617	5.90	$743,891	44,937	6.04	$675,555	42,868	6.35
Interest-bearing liabilities:									
Noninterest checking	$ 38,862	0	0.00%	$ 28,964	0	0.00%	$ 19,095	0	0.00%
NOW accounts	88,559	638	0.72	46,277	120	0.26	39,625	226	0.57
Passbooks	43,186	77	0.18	38,201	91	0.24	35,847	241	0.67
Money market accounts	106,943	1,519	1.42	73,800	878	1.19	47,593	796	1.67
Certificate accounts	354,811	10,163	2.86	286,238	9,185	3.21	270,482	9,686	3.58
Federal Home Loan Bank advances	196,662	8,595	4.37	221,503	10,015	4.52	215,623	10,346	4.80
Other interest-bearing liabilities	905	1	0.00	2,556	0	0.00	1,544	0	0.00
Total interest-bearing liabilities	$829,928	20,993	2.53	$697,539	20,289	2.91	$629,809	21,295	3.39
Net interest income		30,624			24,648			21,573	
Net interest rate spread			3.37%			3.13%			2.96%
Net earning assets	$ 44,635			$ 46,352			$ 45,746		
Net interest margin			3.50%			3.31%			3.19%
Average interest-earning assets to average interest-bearing liabilities		105.38%			106.65%			107.26%	

[1] Tax exempt income was not significant; therefore, the yield was not presented on a tax equivalent basis. The tax-exempt income was $1,000,300 for 2004, $837,343 for 2003 and $315,093 for 2002.

[2] Calculated net of deferred loan fees, loan discounts, loans in process and loss reserve.

Net interest margin increased to 3.50% in 2004 compared to 3.31% for 2003 primarily because of the growth in commercial and consumer loans and the increase in the outstanding average balance of checking and money market accounts. Average net earning assets were $44.6 million in 2004 compared to $46.4 million for 2003. Net earning assets were reduced because of the repurchase of HMN common stock, the payment of dividends, an increase in non-interest earning cash due to the operation of more ATM machines in 2004, and an increase in non-interest bearing reserve accounts required to be maintained because of the increase in transaction account deposits between the periods. During 2004 and 2003 the Company paid $3.3 million and $1.4 million to purchase its common stock in the open market and paid dividends to stockholders of $3.2 million and $2.9 million, respectively. Non-interest bearing cash amounts increased by $2.4 million and the required non-interest bearing reserve balance on transaction accounts grew by $1.4 million.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It quantifies the changes in interest income and interest expense related to changes in the average outstanding balances (volume) and those changes caused by fluctuating interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).

	Year Ended December 31,					
	2004 vs. 2003			2003 vs. 2002		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(Dollars in thousands)	Volume[1]	Rate[1]	Total Increase (Decrease)	Volume[1]	Rate[1]	Total Increase (Decrease)
Interest-earning assets:						
Securities available for sale:						
Mortgage-backed and related securities	$ (184)	297	113	$ (784)	(648)	(1,432)
Other marketable securities	782	(271)	511	591	(620)	(29)
Loans held for sale, net	(489)	(10)	(499)	(592)	(247)	(839)
Loans receivable, net	8,947	(2,286)	6,661	10,084	(5,457)	4,627
Federal Home Loan Bank stock	(43)	(99)	(142)	(18)	24	6
Other, including cash equivalents	(11)	46	35	(136)	(128)	(264)
Total interest-earning assets	$9,002	(2,323)	6,679	$9,145	(7,076)	2,069
Interest-bearing liabilities:						
NOW accounts	$ 231	286	517	$ 88	(194)	(106)
Passbooks	13	(26)	(13)	17	(168)	(151)
Money market accounts	474	168	642	702	(622)	80
Certificates	2,454	(1,478)	976	585	(1,084)	(499)
Federal Home Loan Bank advances	(1,094)	(326)	(1,420)	287	(617)	(330)
Other interest bearing liabilities	0	1	1	0	0	0
Total interest-bearing liabilities	$2,078	(1,375)	703	$1,679	(2,685)	(1,006)
Net interest income			$30,624			$24,648

[1] For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates as of the date indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

At December 31, 2004			
Weighted average yield on:		Weighted average rate on:	
Securities available for sale:			
Mortgage-backed and related securities	3.71%	NOW accounts	1.01%
Other marketable securities	2.83	Passbooks	0.19
Loans held for sale	5.56	Money market accounts	1.72
Loans receivable, net	6.68	Certificates	2.86
Federal Home Loan Bank stock	2.73	Federal Home Loan Bank advances	4.20
Other interest-earning assets	1.13	Combined weighted average rate on interest-bearing liabilities	2.46
Combined weighted average yield on interest-earning assets	6.12	Interest rate spread	3.66

Provision For Loan Losses

The provision for loan losses is recorded to maintain the allowance for loan losses at a level deemed appropriate by management based on the factors disclosed in the critical accounting policy previously discussed. The provision for loan losses was $2.8 million for 2004 compared to $2.6 million for 2003. The provision for loan losses increased primarily because of an increase in the reserves established on two commercial lending relationships with combined outstanding balances of $10.4 million and loss reserves of $744,000 at December 31, 2004. The increased reserves were due to downgrades in the risk ratings assigned to these loans. Both of these loans were performing at December 31, 2004 and will continue to be monitored for changes in risk in accordance with the Company's commercial credit policy. The increase in the provision because of these downgrades was partially offset by the $43 million decrease in loan growth that was experienced in the commercial and consumer loan portfolios during 2004 when compared to 2003. Commercial and consumer loans generally require a larger provision due to the greater inherent credit risk of these loans.

Non-Interest Income

Non-interest income was $6.0 million for the year ended December 31, 2004, a decrease of $4.3 million, from $10.3 million for the same period in 2003. The following table presents the components of non-interest income:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	2004	2003	2002	2004/2003	2003/2002
Fees and service charges	$2,776	2,304	1,723	20.5%	33.7%
Mortgage servicing fees	1,169	998	715	17.1	39.6
Securities gains (losses), net	(535)	1,275	422	(142.0)	202.1
Gain on sales of loans	1,703	5,240	3,077	(67.5)	70.3
Losses in limited partnerships	(26)	(243)	(659)	89.3	63.1
Other non-interest income	880	681	597	29.2	14.1
Total non-interest income	$5,967	10,255	5,875	(41.8)	74.6

Fees and service charges earned in 2004 increased by $472,000 from those earned in 2003, primarily due to the full year effect of increased fees generated from an overdraft protection program that was implemented in the second quarter of 2003. The Company also increased the charges for some services and developed more retail and commercial checking account relationships during 2004, which created more fee income opportunities. The Company will continue to focus on deposit growth in checking and money market accounts in order to increase fee income opportunities and decrease its cost of funds.

Mortgage servicing fees increased by $171,000 for the year ended December 31, 2004 due to the increased number of single-family loans that were serviced for others. The lower mortgage interest rates in 2003 resulted in increased loan originations and the majority of the loans were sold on the secondary mortgage market with the servicing rights retained.

Security gains decreased by $1.8 million for the year ended December 31, 2004 as fewer investments were sold and because of the $539,000 write down of a Federal Home Loan Mortgage Corporation (FHLMC) preferred stock investment whose decline in value due to changes in interest rates was determined to be other than temporary. The ability to realize gains on the sale of securities is dependent on the type of securities in the securities portfolio and on changes in the general interest rate environment. The Company was able to recognize gains on both its debt and equity security portfolios in the declining interest rate conditions that existed during 2003, but was not able to do this in the rising rate environment that existed in 2004.

Gains on the sale of single-family loans decreased by $3.5 million for the year ended December 31, 2004. Increases in interest rates from the historically low mortgage rates experienced during 2003 resulted in a significant decrease in mortgage loan origination activity in 2004 when compared to 2003. The majority of the fixed rate single-family loans that are originated are sold in the secondary mortgage market in order to reduce interest rate risk, increase non-interest income, and provide funding for the commercial and consumer loan growth. The Company expects mortgage interest rates to trend slightly higher in 2005, which may result in lower single-family loan originations and less gain on sales of loans than that experienced in 2004.

Losses from limited partnerships decreased by $217,000 for the year ended December 31, 2004 primarily because the Company's investment in a limited partnership that invested in mortgage servicing rights was dissolved in the second quarter of 2003. Generally, as interest rates rise the value of fixed rate mortgage servicing rights increases and as interest rates fall the value of mortgage servicing rights declines due to changes in the anticipated cash flows caused by prepayments on the loans being serviced. During 2003, declines in interest rates on single-family mortgages caused the Company to recognize losses on its investment in the mortgage servicing limited partnership. This partnership was dissolved in the second quarter of 2003 in order to eliminate future losses. For more information on investments in limited partnerships refer to Notes 1 and 9 of the Notes to Consolidated Financial Statements.

Other non-interest income consists primarily of fees and commissions earned on the sale of financial planning and insurance products and the gains and losses from the sale of assets. For the year ended December 31, 2004, other non-interest income was $880,000 compared to $681,000 for 2003. The change in other non-interest income is principally due to increases in revenues from the sale of uninsured investment products.

Non-Interest Expense

Non-interest expense for the year ended December 31, 2004 was $20.2 million, compared to $19.7 million for the year ended in 2003. The following table presents the components of non-interest expense:

	Year Ended December 31,			Percentage Increase (Decrease)	
(Dollars in thousands)	2004	2003	2002	2004/2003	2003/2002
Compensation and benefits	$10,187	8,676	8,013	17.4%	8.3%
Occupancy	3,630	3,424	3,110	6.0	10.1
Deposit insurance premiums	96	72	74	33.3	(2.7)
Advertising	430	393	522	9.4	(24.7)
Data processing	930	1,109	1,107	(16.1)	0.2
Amortization of mortgage servicing rights, net of valuation adjustments and servicing costs	1,061	1,982	1,166	(46.5)	70.0
Other	3,828	3,997	3,857	(4.2)	3.6
Total non-interest expense	$20,162	19,653	17,849	2.6	10.1

Non-interest expense increased by $509,000 in 2004 primarily because of a $1.5 million increase in compensation and benefits expense due to increases in health insurance and payroll costs due to normal staffing growth during the year and annual salary increases. Occupancy expense increased by $206,000 primarily because of real estate tax increases on existing facilities and increased expenses related to the additional corporate facilities that were put in place in the first quarter of 2004. Amortization expense on mortgage servicing rights decreased by $921,000 between the periods because of a decrease in the prepayments on the mortgage loans being serviced. It is anticipated that prepayments will remain about the same in 2005 as they were in 2004 due to the reduced number of loans that are being refinanced compared to those that were refinanced in 2003. Data processing costs decreased by $179,000 primarily because of the renegotiation of a third party service contract in the fourth quarter of 2003.

Income Taxes

The Company considers the calculation of current and deferred income taxes to be a critical accounting policy that is subject to significant estimates. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities. During 2004 and 2003 the Company recorded income tax expense of $4.4 million and $4.0 million, respectively. The change in income tax expense is primarily the result of changes in taxable income. Refer to Note 15 of the Notes to Consolidated Financial Statements for additional information relating to income taxes.

COMPARISON OF 2003 WITH 2002

Net income was $8.6 million for the year ended December 31, 2003, compared to $5.3 million for the year ended December 31, 2002. Diluted earnings per common share for the year ended December 31, 2003 were $2.16, compared to $1.32 for the year ended December 31, 2002. Return on average assets was 1.10% and 0.74% and return on average equity was 10.85% and 6.94% for the years ended December 31, 2003 and 2002, respectively.

In comparing the year ended December 31, 2003 to the year ended December 31, 2002, net interest income increased by $3.1 million primarily because of an increase in interest-earning assets and because of a higher concentration of commercial and consumer loans and an increase in checking and money market deposit accounts. Non-interest income increased $4.4 million primarily due to increases in the gains recognized on the sale of mortgage loans and securities. Non-interest expense increased by $1.8 million primarily because of an increase in the amortization of mortgage servicing rights that was caused by the large number of loan prepayments during 2003. Non-interest expense also increased because of increases in compensation and benefits and occupancy expense primarily related to the growth in employees and facilities between the periods.

Net interest income for the year ended December 31, 2003 was $24.6 million, an increase of $3.1 million, from $21.5 million in 2002. Interest income was $44.9 million for the year ended December 31, 2003, an increase of $2.0 million, from $42.9 million for the same period in 2002. Interest income increased primarily because of an increase in interest-earning assets and because of a higher concentration of commercial and consumer loans in portfolio. The commercial and consumer loan portfolios increased by $148 million between the periods. During 2003, the Company's commercial and consumer loan portfolios continued to increase and the percentage of loans in these portfolios represented 61.7% of the Company's outstanding loans at December 31, 2003, compared to 58.2% at December 31, 2002. The increase in interest-earning assets offsets the decrease in the interest rates earned on the assets between the periods. Interest expense was $20.3 million for the year ended December 31, 2003, a decrease of $1.0 million, from the $21.3 million for the same period in 2002. Interest expense declined primarily because of a decrease in the rates paid on deposits and Federal Home Loan Bank advances and because of a $45 million increase in the outstanding average balance of checking and money market accounts between the periods, which generally have lower interest rates than other deposit accounts.

Net interest margin increased to 3.31% in 2003 compared to 3.19% for 2002 primarily because of the increased focus on commercial and consumer loans and the increase in the outstanding average balance of checking and money market accounts. Average net earning assets were $46.4 million in 2003 compared to $45.7 million for 2002. The Company has actively purchased its common stock in the open market and has paid quarterly dividends to its stockholders, both of which reduce net interest earning assets. During 2003 and 2002 HMN paid $1.4 million and $1.5 million to purchase its common stock in the open market and paid dividends to stockholders of $2.9 million and $2.6 million, respectively. The increase in net interest earning assets in 2003 is primarily the result of net income exceeding stock repurchases, dividends on common stock, and fixed asset additions.

The provision for loan losses for 2003 was $2.6 million compared to $2.4 million for 2002. The provision increased primarily because of the additional $33 million in growth experienced in the commercial and consumer loan portfolios in 2003. Commercial and consumer loans generally require a larger provision due to the greater inherent credit risk of these loans. The provision also increased because of increases in specific consumer loan reserves and increased instances of personal bankruptcies that resulted in an increase in non-accruing loans of $1.2 million between the periods. The Company incurred $494,000 of net loan charge-offs in 2003 compared to $1.3 million of net loan charge-offs in 2002.

Non-interest income was $10.3 million for 2003, compared to $5.9 million for 2002. Fees and service charges earned for the year ended December 31, 2003 increased by $581,000 from those earned in 2002, primarily due to the increased fees generated from an overdraft protection program that was implemented in the second quarter of 2003. Mortgage servicing fees increased by $283,000 in 2003 due to the increased number of single-family loans that were serviced for others. Gains on the sale of securities increased by $853,000 in 2003 as investments were sold to fund a portion of the consumer and commercial loan growth that was experienced. Gains on the sale of single-family loans increased by $2.2 million for the year ended December 31, 2003. Low mortgage rates during 2003 resulted in higher single-family loan originations than in 2002 as consumers took advantage of the low interest rates to purchase a home or refinance their existing home mortgage. Losses from limited partnerships decreased by $416,000 for the year ended December 31, 2003 primarily because of lower losses on an investment in a limited partnership that invested in mortgage servicing rights. Generally, as interest rates rise the value of fixed rate mortgage servicing rights increases and as interest rates fall the value of mortgage servicing rights declines due to changes in the anticipated cash flows caused by prepayments on the loans being serviced. During 2003 and 2002, declines in interest rates on single-family mortgages caused the Company to recognize losses on its investment in the mortgage servicing limited partnership. This partnership was dissolved in the second quarter of 2003. Other non-interest income increased by $84,000 principally due to increases in the gains recognized on the sale of assets as the Company sold three former branch locations in 2003.

Non-interest expense increased by $1.8 million in 2003 primarily because of an increase of $816,000 in the amortization of mortgage servicing rights which was caused by the large number of loan prepayments during the year. Because of the low interest rates in 2003, many loans that were being serviced by the Bank were refinanced. When a serviced loan was paid off, the remaining value of the right to service that loan was recorded as additional amortization expense in the month in which the loan was repaid. Compensation and benefits expense increased by $663,000 primarily because of an increase in the number of employees, annual payroll cost increases, and costs related to a separation agreement with a former executive officer. Occupancy expense increased by $314,000 due to the increased costs associated with operating and maintaining additional facilities in 2003, including loan production offices opened in Byron, Stewartville, and St. Cloud, Minnesota, as well as West Des Moines, Iowa. During 2003 and 2002 the Company recorded income tax expense of $4.0 million and $2.1 million, respectively. The change in income tax expense is the result of changes in taxable income and an increase in the Company's effective tax rate caused primarily by lower state tax deductions as a percentage of income in 2003 when compared to 2002.

Financial Condition

Loans Receivable, Net

The following table sets forth the information on the Company's loan portfolio in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

	December 31,									
	2004		2003		2002		2001		2000	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
One-to-four family	$139,008	17.34%	$144,315	20.37%	$151,566	27.72%	$215,448	44.73%	$312,888	59.43%
Multi-family	41,922	5.23	31,540	4.45	15,766	2.88	14,369	2.98	12,090	2.30
Commercial	224,945	28.06	199,124	28.10	130,417	23.85	70,768	14.69	61,654	11.71
Construction or development	98,397	12.28	95,346	13.45	61,336	11.22	46,977	9.75	20,211	3.84
Total real estate	504,272	62.91	470,325	66.37	359,085	65.67	347,562	72.15	406,843	77.28
Other Loans:										
Consumer Loans:										
Automobile	9,496	1.18	14,754	2.08	11,062	2.02	6,624	1.38	6,363	1.21
Home equity line	67,140	8.38	54,193	7.64	52,106	9.53	35,714	7.42	26,907	5.11
Home equity	20,033	2.50	18,974	2.68	21,075	3.85	26,356	5.47	27,812	5.28
Mobile home	2,896	0.36	3,665	0.52	4,534	0.83	5,456	1.13	4,921	0.93
Land/lot loans	11,572	1.44	10,486	1.48	3,590	0.66	850	0.18	1,038	0.20
Other	3,836	0.48	3,833	0.54	4,054	0.75	4,131	0.86	3,855	0.74
Total consumer loans	114,973	14.34	105,905	14.94	96,421	17.64	79,131	16.44	70,896	13.47
Commercial business loans	182,369	22.75	132,459	18.69	91,260	16.69	54,940	11.41	48,760	9.25
Total other loans	297,342	37.09	238,364	33.63	187,681	34.33	134,071	27.85	119,656	22.72
Total loans	801,614	100.00%	708,689	100.00%	546,766	100.00%	481,633	100.00%	526,499	100.00%
Less:										
Loans in process	7,561		11,298		6,826		4,692		2,953	
Unamortized discounts	63		166		142		278		289	
Net deferred loan fees	1,781		1,334		1,068		1,212		1,348	
Allowance for losses	8,996		6,940		4,824		3,783		3,144	
Total loans receivable, net	$783,213		$688,951		$533,906		$471,668		$518,765	

The Company continues to manage interest rate risk and increase interest income by increasing its investment in shorter term and generally higher yielding commercial real estate and commercial business loans and reducing its investment in longer term one-to-four family real estate loans. The Company intends to continue to increase the size of its commercial real estate, commercial business and consumer loan portfolios while maintaining the one-to-four family loans held in portfolio.

The one-to-four family real estate loans were $139.0 million at December 31, 2004, a decrease of $5.3 million, compared to $144.3 million at December 31, 2003. During 2004 loan originations decreased and the mortgage loans that were originated and placed in portfolio were not enough to offset the principal payments received on the loans already in the portfolio. The decrease in the amount of mortgage loans placed in portfolio was the primary reason for the decline in the one-to-four family loan portfolio during 2004.

Commercial real estate loans were $224.9 million at December 31, 2004, an increase of $25.8 million, compared to $199.1 million at December 31, 2003. Commercial business loans were $182.4 million at December 31, 2004, an increase of $49.9 million, compared to $132.5 million at December 31, 2003. The Company's continued emphasis on commercial real estate and commercial business loans resulted in the origination or purchase of commercial real estate loans totaling $65.7 million in 2004 and $133.6 million in 2003. Commercial business loans originated or purchased were $127.7 million in 2004, compared to $142.6 million in 2003. Production volume was the principal reason for the increase in commercial real estate and commercial business loans in 2004.

Home equity line loans were $67.1 million at December 31, 2004, compared to $54.2 million at December 31, 2003. The open-end home equity lines are written with an adjustable rate with terms of 20 years, a 10 year draw period which requires "interest only" payments and a 10 year repayment period which fully amortizes the outstanding balance. Closed-end home equity loans are written with fixed or adjustable rates with terms up to 15 years. Home equity loans were $20.0 million at December 31, 2004, compared to $19.0 million at December 31, 2003. Because many borrowers refinanced their home mortgage during the record low interest rates in 2003, many turned to home equity loans to finance their home improvement and other purchases as they did not want to refinance their first mortgage at the higher rates in effect during 2004.

Allowance for Loan Losses

The determination of the allowance for loan losses and the related provision is a critical accounting policy of the Company that is subject to significant estimates, as previously discussed. The current level of the allowance for loan losses is a result of management's assessment of the risks within the portfolio based on the information obtained through the credit evaluation process. The Company utilizes a risk-rating system on non-homogenous commercial real estate and commercial business loans that includes regular credit reviews to identify and quantify the risk in the commercial portfolio. Management conducts quarterly reviews of the loan portfolio and evaluates the need to establish general allowances on the basis of these reviews.

Management continues to actively monitor asset quality and to charge off loans against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the size of the allowance for losses.

The allowance for loan losses was $9.0 million, or 1.12%, of gross loans at December 31, 2004, compared to $6.9 million, or 0.98%, of gross loans at December 31, 2003. The following table reflects the activity in the allowance for loan losses and selected statistics:

	December 31,				
(Dollars in thousands)	2004	2003	2002	2001	2000
Balance at the beginning of year	$6,940	4,824	3,783	3,144	3,273
Provision for losses	2,755	2,610	2,376	1,150	180
Charge-offs:					
One-to-four family	(331)	(69)	(44)	0	0
Consumer	(407)	(226)	(310)	(170)	(59)
Commercial business and real estate	0	(255)	(1,015)	(347)	(253)
Recoveries	39	56	34	6	3
Net charge-offs	(699)	(494)	(1,335)	(511)	(309)
Balance at end of year	$8,996	6,940	4,824	3,783	3,144
Year end allowance for loan losses as a percent of year end gross loan balance	1.12%	0.98%	0.88%	0.79%	0.60%
Ratio of net loan charge-offs to average loans outstanding	0.09	0.08	0.26	0.10	0.06

The following table reflects the allocation of the allowance for loan losses:

	December 31,									
	2004		2003		2002		2001		2000	
(Dollars in thousands)	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans	Allocated allowance as a % of loan category	Percent of loans in each category to total loans
Real estate loans:										
One-to-four family	0.17%	17.34%	0.12%	20.36%	0.06%	27.72%	0.10%	44.73%	0.10%	59.43%
Multi-family	1.67	5.23	1.34	4.45	1.30	2.88	1.41	2.98	0.92	2.30
Commercial real estate	1.60	28.06	1.42	28.10	1.55	23.88	1.28	14.69	1.30	11.71
Construction or development	1.07	12.28	0.92	13.45	0.97	11.22	1.19	9.75	2.02	3.84
Consumer	0.81	14.34	0.98	14.95	0.56	17.63	0.71	16.44	0.58	13.47
Commercial business	1.36	22.75	1.20	18.69	1.48	16.67	2.44	11.41	2.72	9.25
Total	1.12%	100.00%	0.98%	100.00%	0.88%	100.00%	0.79%	100.00%	0.60%	100.00%

The allocation of the allowance for loan losses increased in 2004 for one-to-four family, multi-family, commercial, construction or development, and commercial business loans primarily because management's overall assessment of the risk of the individual loans in these categories increased between the years. The allocated percentage for the consumer loans decreased in 2004 primarily because of an increased percentage of home equity loans in the consumer loan mix in 2004.

Allowance for Real Estate Losses

Real estate properties acquired or expected to be acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Management periodically performs valuations and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs. There was limited activity in the allowance for real estate losses and the balance was zero at December 31, 2004 and December 31, 2003.

Non-performing Assets

Loans are reviewed at least quarterly and any loan whose collectibility is doubtful is placed on non-accrual status. Loans are placed on non-accrual status when either principal or interest is 90 days or more past due, unless, in the judgment of management, the loan is well collateralized and in the process of collection. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. Restructured loans include the Bank's troubled debt restructurings that involved forgiving a portion of interest or principal on any loans or making loans at a rate materially less than the market rate. Foreclosed and repossessed assets include assets acquired in settlement of loans.

Non-performing assets is comprised of non-accrual loans, restructured loans, impaired securities, delinquent accounts receivable, real estate acquired through foreclosure, and repossessed assets and totaled $4.9 million at December 31, 2004, compared to $5.0 million at December 31, 2003. The $153,000 decrease in non-performing assets in 2004 relates primarily to a $350,000 decrease in non-performing loans and a $9,000 decrease in non-performing other assets that are partially offset by an increase of $206,000 in foreclosed and repossessed assets. The increase in this category is primarily related to an increase in the number of repossessed mobile homes at December 31, 2004.

The following table sets forth the amounts and categories of non-performing assets in the Company's portfolio:

(Dollars in thousands)	December 31, 2004	2003	2002	2001	2000
Non-accruing loans:					
Real estate:					
One-to-four family	$1,864	1,177	695	771	775
Commercial real estate	1,114	2,162	1,719	187	0
Consumer	472	1,050	495	311	142
Commercial business	261	186	427	890	95
Total	3,711	4,575	3,336	2,159	1,012
Accruing loans delinquent 90 days or more:					
One-to-four family	628	114	171	24	405
Other assets	201	211	866	1,390	0
Foreclosed and repossessed assets:					
Real estate:					
One-to-four family	141	73	300	0	195
Commercial real estate	0	0	127	0	0
Consumer	201	62	107	155	0
Commercial business	0	0	0	33	0
Total	342	135	534	188	195
Total non-performing assets	$4,882	5,035	4,907	3,761	1,612
Total as a percentage of total assets	0.51%	0.58%	0.67%	0.52%	0.23%
Total non-performing loans	$4,339	4,689	3,507	2,183	1,417
Total as a percentage of total loans receivable, net	0.55%	0.68%	0.66%	0.46%	0.27%
Allowance for loan losses to non-performing loans	207.30%	147.99%	134.60%	173.29%	221.87%

For the year ended December 31, 2004, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $271,071. The amounts that were included in interest income on a cash basis for such loans during 2004 were $158,767.

For the year ended December 31, 2003, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $458,473. The amounts that were included in interest income on a cash basis for such loans during 2003 were $163,044.

In addition to the non-performing assets set forth in the table above, as of December 31, 2004 there were no loans with known information about the possible credit problems of the borrowers or the cash flows of the secured properties that have caused management to have concerns as to the ability of the borrowers to comply with present loan repayment terms which may result in the future inclusion of such items in the non-performing asset categories. Management has considered the Bank's non-performing and "of concern" assets in establishing its allowance for loan losses.

Liquidity and Capital Resources

The Company manages its liquidity position to ensure that the funding needs of borrowers and depositors are met timely and in the most cost effective manner. Asset liquidity is the ability to convert assets to cash through the maturity or sale of the asset. Liability liquidity is the ability of the Bank to attract retail or brokered deposits or to borrow funds from third parties such as the FHLB.

The primary investing activities are the origination of loans and the purchase of securities. Principal and interest payments on loans and securities along with the proceeds from the sale of loans held for sale are the primary sources of cash for the Company. Additional cash can be obtained by selling securities from the available for sale portfolio or by selling loans or mortgage servicing rights. Loans could also be securitized and used as collateral for additional borrowings with the FHLB to generate additional cash.

The primary financing activity is the attraction of retail and brokered deposits. The Bank has the ability to borrow additional funds from the FHLB by pledging additional securities or loans. Refer to Note 13 of the Notes to Consolidated Financial Statements for more information on additional advances that could be drawn upon based on existing collateral levels with the FHLB. Information on outstanding advance maturities and related early call features is also included in Note 13.

The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the operating, financing, and investing activities during any given period.

Cash and cash equivalents at December 31, 2004 were $34.3 million, an increase of $3.8 million, compared to $30.5 million at December 31, 2003. Net cash provided by operating activities during 2004 was $15.4 million. The Company conducted the following major investing activities during 2004: proceeds from the sale of securities available for sale were $15.1 million, principal received on payments and maturities of securities available for sale was $19.4 million, purchases of securities available for sale were $34.9 million, and net loans receivable increased by $96.8 million. The Company spent $2.2 million for the purchase of equipment and updating its premises, and received $267,000 from the sale of real estate and old branch facilities. Net cash used by investing activities during 2004 was $98.0 million. The Company conducted the following major financing activities during 2004: purchase of treasury stock of $3.3 million, paid out $21.7 million in customer escrows, paid $3.2 million in dividends to HMN stockholders, proceeds from FHLB advances totaled $54.9 million, repayments of FHLB advances totaled $87.9 million, and increases in deposits were $147.6 million. Net cash provided by financing activities was $86.4 million.

The Company has certificates of deposit with outstanding balances of $197.6 million that mature during 2005. Based upon past experience management anticipates that the majority of the deposits will renew for another term. The Company believes that deposits that do not renew will be replaced with deposits from a combination of other customers or brokers. FHLB advances or the sale of securities could also be used to replace unanticipated outflows of deposits. Management does not anticipate that it will have a liquidity problem in 2005 due to maturing deposits.

The Company has $10 million of FHLB advances that mature in 2005 and it has $110.9 million of FHLB advances with maturities beyond 2005 that have call features that may be exercised by the FHLB during 2005. If the call features are exercised, the Company has the option of requesting any advance otherwise available to it pursuant to the credit policy of the FHLB. Since the Company has the ability to request another advance to replace the advance that is being called, management does not anticipate that it will have a liquidity problem due to advances being called by the FHLB during 2005.

The credit policy of the FHLB may change such that the current collateral pledged to secure the advances is no longer acceptable or the formulas for determining the excess pledged collateral may change. If this were to happen the Bank may not have additional collateral to pledge to secure the existing advances which could cause the FHLB advances to become a liquidity problem during 2005.

The Company anticipates that its liquidity requirements for 2005 will be similar to the cash flows it experienced in 2004 with the following exceptions: net increase in loans receivable is anticipated to be $27 million; net increase in customer escrows is anticipated to be $200,000; the funds provided from deposits and/or FHLB advances are anticipated to be $56 million; and the funds provided by security sales and/or principal collections on securities are anticipated to be $25 million.

On February 24, 2004, the Company's Board of Directors authorized the extension of the stock repurchase program to August 26, 2005. The plan authorized HMN to repurchase up to 350,000 shares of its common stock in the open market and as of December 31, 2004, there remained 227,000 shares authorized for repurchase.

Contractual Obligations and Commercial Commitments

The Company has certain obligations and commitments to make future payments under existing contracts. At December 31, 2004, the aggregate contractual obligations (excluding bank deposits) and commercial commitments are as follows:

	Payments Due by Period				
(Dollars in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations:					
Total borrowings	$170,900	10,000	60,000	10,000	90,900
Annual rental commitments under non-cancelable operating leases	969	517	452	0	0
	$171,869	10,517	60,452	10,000	90,900
	Amount of Commitment-Expiration by Period				
Other Commercial Commitments:					
Commercial lines of credit	$ 22,066	16,711	4,670	0	685
Commitments to lend	93,211	39,183	13,527	46	40,455
Standby letters of credit	7,025	6,581	444	0	0
	$122,302	62,475	18,641	46	41,140

Regulatory Capital Requirements
As a result of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), banking and thrift regulators are required to take prompt regulatory action against institutions which are undercapitalized. FDICIA requires banking and thrift regulators to categorize institutions as "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", or "critically undercapitalized". A savings institution will be deemed to be well capitalized if it: (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 (core) risk-based capital ratio of 6% or greater, (iii) has a leverage ratio of 5% or greater, and (iv) is not subject to any order or written directive by the Office of Thrift Supervision (OTS) to meet and maintain a specific capital level for any capital measure. Management believes that, as of December 31, 2004, the Bank met all of the capital requirements to which it was subject and is well capitalized based on the regulatory definition described above. Refer to Note 19 of the Notes to Consolidated Financial Statements for a table which reflects the Bank's capital compared to its capital requirements.

Dividends
The declaration of dividends is subject to, among other things, the Company's financial condition and results of operations, the Bank's compliance with its regulatory capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. Refer to Note 19 of the Notes to Consolidated Financial Statements for information on regulatory limitations on dividends from the Bank to the Company and additional information on dividends. The payment of dividends is dependent upon the Company having adequate cash or other assets that can be converted to cash to pay dividends to its stockholders. The Company does not anticipate a liquidity problem in 2005 relating to the payment of dividends.

Impact of Inflation and Changing Prices
The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

New Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 123, *Share-Based Payment.* This Statement is a revision of FASB Statement No. 123, *Accounting for Stock Based Compensation* and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. It requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Statement also requires that the notes to financial statements disclose information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements. The impact of adopting the revised SFAS No. 123 in the third quarter of 2005 on the Company's financial condition and results of operations will not be material.

At its March 2004 meeting, the Emerging Issues Task Force revisited EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* (EITF No. 03-1). Effective with reporting periods beginning after June 15, 2004, companies carrying certain types of debt and equity securities at amounts higher than the securities' fair values would have to use more detailed criteria to evaluate whether to record a loss and would have to disclose additional information about unrealized losses. The FASB has since issued a statement of financial position deferring the effective date of the revised EITF No. 03-1 until further implementation issues are resolved. The impact on the Company's financial position and results of operations cannot be determined until the final statement is issued.

Market Risk
Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its investing, lending and deposit taking activities. Management actively monitors and manages its interest rate risk exposure.

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The Company monitors the projected changes in net interest income that occur if interest rates were to suddenly change up or down. The Rate Shock Table located in the Asset/Liability Management section of this Management's Discussion and Analysis section discloses the Company's projected changes in net interest income based upon immediate interest rate changes called rate shocks.

The Company utilizes a model that uses the discounted

cash flows from its interest-earning assets and its interest-bearing liabilities to calculate the current market value of those assets and liabilities. The model also calculates the changes in market value of the interest-earning assets and interest-bearing liabilities under different interest rate changes.

The management of the Company believes that over the next twelve months interest rates could conceivably fluctuate in a range of 200 basis points up or 100 basis points down from where the rates were at December 31, 2004. The following table discloses the projected changes in market value to the Company's interest-earning assets and interest-bearing liabilities based upon incremental 100 basis point changes in interest rates from interest rates in effect on December 31, 2004.

(Dollars in thousands)	Market Value			
Basis point change in interest rates	−100	0	+100	+200
Total market risk sensitive assets	$964,217	956,346	945,265	932,907
Total market risk sensitive liabilities	864,064	848,729	833,726	819,618
Off-balance sheet financial instruments	(43)	0	227	263
Net market risk	$100,196	107,617	111,312	113,026
Percentage change from current market value	(6.90)%	0.00%	3.43%	5.03%

The preceding table was prepared utilizing the following assumptions (the Model Assumptions) regarding prepayment and decay ratios that were determined by management based upon their review of historical prepayment speeds and future prepayment projections. Fixed rate loans were assumed to prepay at annual rates of between 5% and 75%, depending on the note rate and the period to maturity. Adjustable rate mortgages (ARMs) were assumed to prepay at annual rates of between 10% and 33%, depending on the note rate and the period to maturity. Growing Equity Mortgage (GEM) loans were assumed to prepay at annual rates of between 5% and 53% depending on the note rate and the period to maturity. Mortgage-backed securities and Collateralized Mortgage Obligations (CMOs) were projected to have prepayments based upon the underlying collateral securing the instrument and the related cash flow priority of the CMO tranche owned. Certificate accounts were assumed not to be withdrawn until maturity. Passbook and money market accounts were assumed to decay at an annual rate of 30%. Non-interest checking and NOW accounts were assumed to decay at an annual rate of 16%. Commercial NOW and MMDA accounts were assumed to decay at an annual rate of 30%. FHLB advances were projected to be called at the first call date where the projected interest rate on similar remaining term advances exceeded the interest rate on the callable advance. Refer to Note 13 of the Notes to Consolidated Financial Statements for more information on call provisions of the FHLB advances.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. The model assumes that the difference between the current interest rate being earned or paid compared to a treasury instrument or other interest index with a similar term to maturity (the Interest Spread) will remain constant over the interest changes disclosed in the table. Changes in Interest Spread could impact projected market value changes. Certain assets, such as ARMs, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. The market value of the interest-bearing assets that are approaching their lifetime interest rate caps could be different from the values calculated in the table. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial sustained interest rate increase.

Asset/Liability Management

The Company's management reviews the impact that changing interest rates will have on its net interest income projected for the twelve months following December 31, 2004 to determine if its current level of interest rate risk is acceptable. The following table projects the estimated impact on net interest income of immediate interest rate changes called rate shocks.

Rate Shock in Basis Points	Net Interest Income	Percentage Change
+200	$36,434,000	7.25 %
+100	$35,344,000	4.04 %
0	$33,971,000	0.00 %
-100	$32,986,000	(2.90)%

The preceding table was prepared utilizing the Model Assumptions. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. The ability of many borrowers to service their debt may decrease in the event of a substantial increase in interest rates and could impact net interest income.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. The Company has an Asset/Liability Committee that meets frequently to discuss changes made to the interest rate risk position and projected profitability. The Committee makes adjustments to the asset-liability position of the Bank that are reviewed by the Board of Directors of the Bank. This Committee also reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. In addition, the Board reviews on a quarterly basis the Bank's asset/liability position, including simulations of the effect on the Bank's capital of various interest rate scenarios.

In managing its asset/liability mix, the Bank, at times, depending on the relationship between long and short-term interest rates, market conditions and consumer preference, may place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates.

To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to restructure its balance sheet in order to better match the maturities of its assets and liabilities. The Bank has primarily focused its fixed rate one-to-four family residential lending program on loans that are saleable to third parties and only places fixed rate loans that meet certain risk characteristics into its loan portfolio. The Bank does place into portfolio adjustable rate single-family loans that reprice over a one-year, three-year or five-year period. The Bank's commercial loan production has primarily been in adjustable rate loans and the fixed rate commercial loans placed in portfolio have been shorter-term loans, usually with maturities of five years or less, in order to lower the Company's interest rate risk exposure.

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003	2004	2003
ASSETS		
Cash and cash equivalents	$ 34,298,394	30,496,823
Securities available for sale:		
Mortgage-backed and related securities (amortized cost $9,509,377 and $13,707,005)	9,150,871	13,048,718
Other marketable securities (amortized cost $95,097,051 and $91,035,285)	94,521,512	91,615,047
	103,672,383	104,663,765
Loans held for sale	2,711,760	6,542,824
Loans receivable, net	783,213,262	688,951,119
Accrued interest receivable	3,694,133	3,462,221
Real estate, net	140,608	73,271
Federal Home Loan Bank stock, at cost	9,292,800	10,004,400
Mortgage servicing rights, net	3,231,242	3,447,843
Premises and equipment, net	12,464,265	12,110,151
Investment in limited partnerships	168,258	617,042
Goodwill	3,800,938	3,800,938
Core deposit intangible, net	333,617	447,474
Prepaid expenses and other assets	2,638,681	2,108,575
Deferred tax assets	1,012,700	0
Total assets	$960,673,041	866,726,446
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$698,902,185	551,687,995
Federal Home Loan Bank advances	170,900,000	203,900,000
Accrued interest payable	1,314,356	766,837
Customer escrows	762,737	22,457,671
Accrued expenses and other liabilities	5,022,927	6,952,600
Deferred tax liabilities	0	26,300
Total liabilities	876,902,205	785,791,403
Commitments and contingencies		
Minority interest	0	3,986
Stockholders' equity:		
Serial preferred stock: ($.01 par value) Authorized 500,000 shares; issued and outstanding none	0	0
Common stock ($.01 par value): Authorized 11,000,000 shares; issued 9,128,662	91,287	91,287
Additional paid-in capital	57,875,595	57,863,726
Retained earnings, subject to certain restrictions	91,408,028	85,364,657
Accumulated other comprehensive loss	(604,446)	(50,725)
Unearned employee stock ownership plan shares	(4,544,300)	(4,738,084)
Treasury stock, at cost 4,708,798 and 4,616,010 shares	(60,455,328)	(57,599,804)
Total stockholders' equity	83,770,836	80,931,057
Total liabilities and stockholders' equity	$960,673,041	866,726,446

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2004, 2003 and 2002	2004	2003	2002
Interest income:			
Loans receivable	$ 47,962,485	41,800,039	38,011,750
Securities available for sale:			
Mortgage-backed and related	385,067	272,253	1,704,248
Other marketable	2,897,834	2,386,590	2,420,317
Federal Home Loan Bank stock	207,240	349,150	349,214
Other, including cash equivalents	164,061	128,948	382,021
Total interest income	51,616,687	44,936,980	42,867,550
Interest expense:			
Deposits	12,398,505	10,274,188	10,949,802
Federal Home Loan Bank advances	8,594,790	10,014,865	10,345,102
Total interest expense	20,993,295	20,289,053	21,294,904
Net interest income	30,623,392	24,647,927	21,572,646
Provision for loan losses	2,755,000	2,610,000	2,376,000
Net interest income after provision for loan losses	27,868,392	22,037,927	19,196,646
Non-interest income:			
Fees and service charges	2,776,553	2,304,090	1,723,117
Mortgage servicing fees	1,168,760	998,200	715,074
Securities gains (losses), net	(535,188)	1,274,537	422,346
Gain on sales of loans	1,702,979	5,240,442	3,077,294
Losses in limited partnerships	(26,118)	(243,305)	(659,378)
Other	880,233	681,518	596,117
Total non-interest income	5,967,219	10,255,482	5,874,570
Non-interest expense:			
Compensation and benefits	10,186,538	8,675,596	8,012,953
Occupancy	3,629,766	3,423,745	3,109,548
Deposit insurance premiums	95,465	72,524	74,108
Advertising	430,417	392,833	521,898
Data processing	930,144	1,109,098	1,107,248
Amortization of mortgage servicing rights, net of valuation adjustments and servicing costs	1,061,407	1,982,337	1,165,762
Other	3,828,086	3,997,243	3,857,117
Total noninterest expense	20,161,823	19,653,376	17,848,634
Income before income tax expense	13,673,788	12,640,033	7,222,582
Income tax expense	4,387,100	4,037,800	2,099,200
Income before minority interest	9,286,688	8,602,233	5,123,382
Minority interest	(3,109)	(3,014)	(142,274)
Net income	$ 9,289,797	8,605,247	5,265,656
Basic earnings per share	$ 2.40	2.26	1.40
Diluted earnings per share	$ 2.31	2.16	1.32

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2004	2003	2002
Net income	$ 9,289,797	8,605,247	5,265,656
Other comprehensive income (loss), net of tax:			
Unrealized losses on hedging valuation	0	0	(35,795)
Less: minority interest in hedging valuation	0	0	(21,950)
Net unrealized losses on hedging valuation	0	0	(13,845)
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during the year	(899,909)	(801,965)	1,494,824
Less: reclassification adjustment for gains (losses) included in net income	(346,188)	824,337	273,146
Net unrealized gains (losses) on securities	(553,721)	(1,626,302)	1,221,678
Other comprehensive income (loss)	(553,721)	(1,626,302)	1,207,833
Comprehensive income	$ 8,736,076	6,978,945	6,473,489

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan Shares	Unearned Compensation Restricted Stock Awards	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2001	$91,287	59,168,782	76,956,978	367,744	(5,124,746)	(7,350)	(59,291,344)	72,161,351
Net income			5,265,656					5,265,656
Other comprehensive income				1,207,833				1,207,833
Treasury stock purchases							(1,496,111)	(1,496,111)
Employee stock options exercised		(699,641)					1,570,772	871,131
Tax benefits of exercised stock options		272,534						272,534
Amortization of restricted stock awards						7,350		7,350
Earned employee stock ownership plan shares		143,604			193,361			336,965
Dividends paid			(2,562,153)					(2,562,153)
Balance, December 31, 2002	$91,287	58,885,279	79,660,481	1,575,577	(4,931,385)	0	(59,216,683)	76,064,556
Net income			8,605,247					8,605,247
Other comprehensive loss				(1,626,302)				(1,626,302)
Treasury stock purchases							(1,384,560)	(1,384,560)
Employee stock options exercised		(1,578,979)					3,001,439	1,422,460
Tax benefits of exercised stock options		376,969						376,969
Earned employee stock ownership plan shares		180,457			193,301			373,758
Dividends paid			(2,901,071)					(2,901,071)
Balance, December 31, 2003	$91,287	57,863,726	85,364,657	(50,725)	(4,738,084)	0	(57,599,804)	80,931,057
Net income			9,289,797					9,289,797
Other comprehensive loss				(553,721)				(553,721)
Treasury stock purchases							(3,316,550)	(3,316,550)
Employee stock options exercised		(394,392)					461,026	66,634
Tax benefits of exercised stock options		98,096						98,096
Earned employee stock ownership plan shares		308,165			193,784			501,949
Dividends paid			(3,246,426)					(3,246,426)
Balance, December 31, 2004	$91,287	57,875,595	91,408,028	(604,446)	(4,544,300)	0	(60,455,328)	83,770,836

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003 and 2002	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 9,289,797	8,605,247	5,265,656
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for loan losses	2,755,000	2,610,000	2,376,000
Depreciation	1,596,252	1,549,997	1,460,636
Amortization of (discounts) premiums, net	(353,598)	652,344	501,945
Amortization of deferred loan fees	(1,166,855)	(690,176)	(672,993)
Amortization of core deposit intangible	113,857	113,857	124,178
Amortization of mortgage servicing rights, net of valuation adjustments and servicing costs	1,061,407	1,982,337	1,165,762
Capitalized mortgage servicing rights	(844,806)	(2,522,231)	(1,956,845)
Deferred income tax benefit	(737,200)	(540,900)	(158,700)
Securities (gains) losses, net	535,188	(1,274,537)	(422,346)
Loss (gain) on sale of premises	43,440	(185,630)	85,434
Loss (gain) on sales of real estate	21,775	115,710	(1,254)
Proceeds from sales of real estate	825,461	740,194	151,453
Gain on sales of loans	(1,702,979)	(5,240,442)	(3,077,294)
Proceeds from sales of loans held for sale	90,118,839	297,862,680	283,485,340
Disbursements on loans held for sale	(84,592,187)	(280,633,930)	(221,645,865)
Principal collected on loans held for sale	0	11,521	120,621
Amortization of restricted stock awards	0	0	7,350
Amortization of unearned ESOP Shares	193,784	193,301	193,361
Earned employee stock ownership shares priced above original cost	308,165	180,457	143,604
Decrease (increase) in accrued interest receivable	(231,912)	(411,585)	458,192
Increase (decrease) in accrued interest payable	547,519	(82,590)	(168,029)
Equity losses of limited partnerships	26,118	243,305	659,378
Equity losses of minority interest	(3,109)	(3,014)	(142,274)
Decrease (increase) in other assets	(533,660)	680,227	126,663
Increase (decrease) in other liabilities	(1,820,633)	663,785	629,031
Other, net	(62,873)	178,627	366,903
Net cash provided by operating activities	15,386,790	24,798,554	69,075,907
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	15,129,325	50,372,919	18,036,553
Principal collected on securities available for sale	4,354,497	30,938,152	25,481,396
Proceeds collected on maturity of securities available for sale	15,000,000	10,000,000	19,900,000
Purchases of securities available for sale	(34,877,137)	(76,410,791)	(63,173,006)
Redemption of interest in limited partnership	422,474	0	0
Purchase of Federal Home Loan Bank stock	(1,793,200)	(768,900)	0
Redemption of Federal Home Loan Bank stock	2,504,800	2,645,000	364,500
Net increase in loans receivable	(96,761,454)	(161,455,973)	(69,313,264)
Proceeds from sale of mortgage servicing rights	0	0	33,032
Proceeds from sale of premises	266,972	416,354	655,465
Purchases of premises and equipment	(2,220,610)	(1,046,235)	(4,281,615)
Net cash used by investing activities	(97,974,333)	(145,309,474)	(72,296,939)
Cash flows from financing activities:			
Increase in deposits	147,580,390	118,784,449	10,925,976
Purchase of treasury stock	(3,316,550)	(1,384,560)	(1,496,111)
Stock options exercised	66,634	1,422,460	871,131
Dividends to stockholders	(3,246,426)	(2,901,071)	(2,562,153)
Proceeds from Federal Home Loan Bank advances	54,900,000	161,000,000	10,000,000
Repayment of Federal Home Loan Bank advances	(87,900,000)	(175,400,000)	(9,500,000)
Minority interest in limited partnership	0	7,000	0
Increase (decrease) in customer escrows	(21,694,934)	21,750,458	(308,357)
Net cash provided by financing activities	86,389,114	123,278,736	7,930,486
Increase in cash and cash equivalents	3,801,571	2,767,816	4,709,454
Cash and cash equivalents, beginning of year	30,496,823	27,729,007	23,019,553
Cash and cash equivalents, end of year	$ 34,298,394	30,496,823	27,729,007
Supplemental cash flow disclosures:			
Cash paid for interest	$ 20,445,776	20,371,643	21,462,933
Cash paid for income taxes	6,548,500	2,141,000	1,952,500
Supplemental noncash flow disclosures:			
Loans transferred to loans held for sale	0	3,741,477	4,669,139
Transfer of loans to real estate	892,802	769,584	628,233
Transfer of real estate to loans	0	47,802	0

See accompanying notes to consolidated financial statements.

December 31, 2004, 2003 and 2002

NOTE 1 Description of the Business and Summary of Significant Accounting Policies

HMN Financial, Inc. (HMN or the Company) is a stock savings bank holding company that owns 100 percent of Home Federal Savings Bank (the Bank). The Bank has a community banking philosophy and operates retail banking facilities in Minnesota and Iowa. The Bank has two wholly owned subsidiaries, Osterud Insurance Agency, Inc. (OAI) which offers financial planning products and services and Home Federal Holding, Inc. (HFH) which is the holding company for Home Federal REIT, Inc. (HFREIT) which invests in real estate loans acquired from the Bank. HMN has another wholly owned subsidiary, Security Finance Corporation (SFC) which acts as an intermediary for the Bank in transacting like kind property exchanges for Bank customers. The Bank had an 80% owned subsidiary, Federal Title Services, LLC (FTS), which performed mortgage title services for Bank customers. FTS stopped accepting title orders in the third quarter of 2004 and was dissolved. The Bank had a 51% owned subsidiary, Home Federal Mortgage Services, LLC (HFMS), that was a mortgage banking and mortgage brokerage business until its assets were liquidated in 2003 and it was dissolved.

The consolidated financial statements included herein are for HMN, SFC, the Bank and the Bank's consolidated entities as described above. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Management believes that the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at the date of the balance sheet. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Mortgage servicing rights are stratified by loan type and note rate and are valued quarterly using prepayment and default rate assumptions. While management believes that the assumptions used and the values determined are reasonable, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used to determine the value of the mortgage servicing rights.

Cash and Cash Equivalents The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Securities Securities are accounted for according to their purpose and holding period. The Company classifies its debt and equity securities in one of three categories:

Trading Securities Securities held principally for resale in the near term are classified as trading securities and are recorded at their fair values. Unrealized gains and losses on trading securities are included in other income.

Securities Held to Maturity Securities that the Company has the positive intent and ability to hold to maturity are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities held to maturity reflecting a decline in value judged to be other than temporary are charged to income.

Securities Available for Sale Securities available for sale consist of securities not classified as trading securities or as securities held to maturity. They include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rate, changes in prepayment risk, or similar factors. Unrealized gains and losses, net of income taxes, are reported as a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific identification method and recognized on the trade date. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on securities available for sale reflecting a decline in value judged to be other than temporary are charged to income, and a new cost basis is established.

Loans Held for Sale Mortgage loans originated or purchased which are intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net fees and costs associated with acquiring and/or originating loans held for sale are deferred and included in the basis of the loan in determining the gain or loss on the sale of the loans. Gains are recognized on the settlement date. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable, Net Loans receivable, net are considered long-term investments and, accordingly, are carried at amortized cost. Loan origination fees received, net of certain loan origination costs, are deferred as an adjustment to the carrying value of the related loans, and are amortized into income using the interest method over the estimated life of the loans.

Premiums and discounts on loans are amortized into interest income using the interest method over the period to contractual maturity, adjusted for estimated prepayments.

The allowance for loan losses is maintained at an amount considered adequate by management to provide for probable losses inherent in the loan portfolio as of the balance sheet dates. The allowance for loan losses is based on a quarterly analysis of the loan portfolio by management. In this analysis, management considers factors including, but not limited to, specific occurrences which include loan impairment, changes in the size of the portfolios, general economic conditions, loan portfolio composition and historical experience. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. The allowance for loan losses is established for known problem loans, as well as for loans which are not currently known to require specific allowances. Loans are charged off to the extent they are deemed to be uncollectible. The adequacy of the allowance for loan losses is dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. The estimates are reviewed periodically and adjustments, if any, are recorded in the provision for loan losses in the periods in which the adjustments become known.

Interest income is recognized on an accrual basis except when collectibility is in doubt. When loans are placed on a non-accrual basis, generally when the loan is 90 days past due, previously accrued but unpaid interest is reversed from income. Interest is subsequently recognized as income to the extent cash is received when, in management's judgment, principal is collectible.

All impaired loans are valued at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of the collateral of an impaired collateral-dependent loan or an observable market price, if one exists, may be used as an alternative to discounting. If the value of the impaired loan is less than the recorded investment in the loan, impairment will be recognized through the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include all loans which are delinquent as to principal and interest for 90 days or greater and all loans that are restructured in a troubled debt restructuring involving a modification of terms. All portfolio loans are reviewed for impairment on an individual basis.

Mortgage Servicing Rights Mortgage servicing rights are capitalized and amortized in proportion to, and over the period of, estimated net servicing income. The Company evaluates its capitalized mortgage servicing rights for impairment each quarter. Loan type and note rate are the predominant risk characteristics of the underlying loans used to stratify capitalized mortgage servicing rights for purposes of measuring impairment. Any impairment is recognized through a valuation allowance.

Real Estate, Net Real estate acquired through loan foreclosures are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value less estimated selling costs. Valuations are reviewed quarterly by management and an allowance for losses is established if the carrying value of a property exceeds its fair value less estimated selling costs.

Premises and Equipment Land is carried at cost. Office buildings, improvements, furniture and equipment are carried at cost less accumulated depreciation.

Depreciation is computed on a straight-line basis over estimated useful lives of 5 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Investment in Limited Partnerships The Company has investments in limited partnerships that invest in low to moderate income housing projects that generate tax credits for the Company. The Company accounts for the earnings or losses from the limited partnerships on the equity method.

Intangible Assets Goodwill resulting from acquisitions is not amortized but is tested for impairment annually in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* Deposit base intangibles are amortized on an accelerated basis as the deposits run off. The Company reviews the recoverability of the carrying value of these assets annually or whenever an event occurs indicating that they may be impaired.

Stock Based Compensation The Company accounts for stock based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25 and related interpretations which measure compensation cost using the intrinsic value method. See Note 16 for additional information relating to stock based compensation. Had compensation cost for the Company's stock based plan been determined in accordance with the fair value method recommended by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2004	2003	2002
Net income:			
As reported	$9,289,797	8,605,247	5,265,656
Deduct: Total stock-based employee compensation expense (benefit) determined under fair value based method for all awards, net of related tax effects	37,822	44,935	42,960
Pro forma	$9,251,975	8,560,312	5,222,696
Earnings per common share:			
As reported:			
Basic	$ 2.40	2.26	1.40
Diluted	2.31	2.16	1.32
Pro forma:			
Basic	2.39	2.25	1.39
Diluted	2.30	2.15	1.31

Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. See Note 17 for disclosure of EPS calculations.

Comprehensive Income Comprehensive income is defined as the change in equity during a period from transactions and other events from nonowner sources. Comprehensive income is the total of net income and other comprehensive income, which for the Company is comprised of unrealized gains and losses on securities available for sale and unrealized gains and losses on hedging valuations qualifying for cash flow hedge accounting treatment pursuant to SFAS No. 133.

Segment Information The amount of each segment item reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise's general-purpose financial statements and allocations of revenues, expenses and gains or losses are included in determining reported segment profit or loss if they are included in the measure of the segment's profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment's assets that are used by the chief operating decision maker are reported for that segment.

New Accounting Standards In December 2004, the Financial Accounting Standards Board (FASB) issued a revised SFAS No. 123, *Share-Based Payment.* This Statement is a revision of FASB Statement No. 123, *Accounting for Stock Based Compensation* and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. It requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The Statement also requires that the notes to financial statements disclose information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements. The impact of adopting the revised SFAS No. 123 in the third quarter of 2005 on the Company's financial condition and results of operations will not be material.

At its March 2004 meeting, the Emerging Issues Task Force revisited EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* (EITF No. 03-1). Effective with reporting periods beginning after June 15, 2004, companies carrying certain types of debt and equity securities at amounts higher than the securities' fair values would have to use more detailed criteria to evaluate whether to record a loss and would have to disclose additional information about unrealized losses. The FASB has since issued a statement of financial position deferring the effective date of the revised EITF No. 03-1 until further implementation issues may be resolved. The impact on the Company's financial position and results of operations cannot be determined until the final statement is issued.

Derivative Financial Instruments The Company uses derivative financial instruments in order to manage the interest rate risk on residential loans held for sale and its commitments to extend credit for residential loans. The Company may also use interest rate swaps to manage interest rate risk. Derivative financial instruments include commitments to extend credit and forward mortgage loan sales commitments. See Note 21 for additional information concerning these derivative financial instruments.

Reclassifications Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the current year presentation.

NOTE 2 Other Comprehensive Income

The gross unrealized holding losses on securities for the year ended December 31, 2004 was $1,391,000, the income tax benefit would have been $491,000 and therefore, the net unrealized holding loss was $900,000. The gross reclassification adjustment for the year ended December 31, 2004 was $535,000, the income tax benefit would have been $189,000 and therefore, the net reclassification adjustment was $346,000. The gross unrealized holding losses on securities for the year ended December 31, 2003 was $1,241,000, the income tax benefit would have been $439,000 and therefore, the net unrealized holding loss was $802,000. The gross reclassification adjustment for the year ended December 31, 2003 was $1,274,000, the income tax expense would have been $450,000 and therefore, the net reclassification adjustment was $824,000.

NOTE 3 Securities Available for Sale

A summary of securities available for sale at December 31, 2004 and 2003 is as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2004:				
Mortgage-backed securities:				
FHLMC	$ 242,841	12,798	0	255,639
GNMA	21,644	1,157	0	22,801
Collateralized mortgage obligations:				
FHLMC	3,661,962	0	219,947	3,442,015
FNMA	5,582,930	18,589	171,103	5,430,416
	9,509,377	32,544	391,050	9,150,871
Other marketable securities:				
U.S. Government and agency obligations	91,371,119	7,500	583,335	90,795,284
Corporate debt	64,932	296	0	65,228
Corporate and agency preferred stock	3,661,000	0	0	3,661,000
	95,097,051	7,796	583,335	94,521,512
	$104,606,428	40,340	974,385	103,672,383
December 31, 2003:				
Mortgage-backed securities:				
FHLMC	$ 421,818	19,938	0	441,756
GNMA	31,715	1,621	3	33,333
Collateralized mortgage obligations:				
FHLMC	4,697,157	1,618	266,403	4,432,372
FNMA	8,556,315	14,262	429,320	8,141,257
	13,707,005	37,439	695,726	13,048,718
Other marketable securities:				
U.S. Government and agency obligations	86,658,130	929,527	0	87,587,657
Corporate debt	177,155	0	6,765	170,390
Corporate and agency preferred stock	4,200,000	0	343,000	3,857,000
	91,035,285	929,527	349,765	91,615,047
	$104,742,290	966,966	1,045,491	104,663,765

Proceeds from securities available for sale which were sold during 2004 were $15,129,325, resulting in gross gains of $8,029 and gross losses of $4,217. The Company also recognized a loss of $539,000 resulting from an other than temporary impairment on a FHLMC preferred stock investment in 2004. The fair market value of the FHLMC preferred stock was $2,961,000 at December 31, 2004. Proceeds from securities available for sale which were sold during 2003 were $50,372,919, resulting in gross gains of $1,353,885 and gross losses of $79,348. Proceeds from securities available for sale which were sold during 2002 were $18,036,553, resulting in gross gains of $456,946 and gross losses of $34,600.

The following table indicates amortized cost and estimated fair value of securities available for sale at December 31, 2004 based upon contractual maturity adjusted for scheduled repayments of principal and projected prepayments of principal based upon current economic conditions and interest rates. Actual maturities may differ from the maturities in the following table because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

	Amortized cost	Fair value
Due less than one year	$ 23,420,260	23,333,181
Due after one year through five years	74,659,254	73,944,940
Due after five years through ten years	2,167,971	2,072,310
Due after ten years	697,943	660,952
No stated maturity	3,661,000	3,661,000
Total	$104,606,428	103,672,383

The allocation of mortgage-backed securities and collateralized mortgage obligations in the table above is based upon the anticipated future cash flow of the securities using estimated mortgage prepayment speeds.

The following table shows the gross unrealized losses and fair values for the securities available for sale portfolio aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004:

(Dollars in thousands)	Less than twelve months # of Investments	Fair Value	Unrealized Losses	Twelve months or more # of Investments	Fair Value	Unrealized Losses	Total Fair Value	Unrealized Losses
Mortgage backed securities:								
FHLMC	1	$ 28	0	1	$3,413	(220)	$ 3,441	(220)
FNMA	0	0	0	1	4,142	(171)	4,142	(171)
Other marketable securities:								
FNMA Debt	3	14,875	(74)	0	0	0	14,875	(74)
FHLMC Debt	2	9,907	(41)	0	0	0	9,907	(41)
FHLB Debt	11	58,006	(468)	0	0	0	58,006	(468)
Total temporarily impaired securities	17	$82,816	(583)	2	$7,555	(391)	$90,371	(974)

All of these fixed rate investments are temporarily impaired due to changes in interest rates. Mortgage backed securities have an average life of less than six years and the other marketable securities have an average life of less than two years.

NOTE 4 Loans Receivable, Net

A summary of loans receivable at December 31 is as follows:

	2004	2003
Residential real estate loans:		
1-4 family conventional	$137,953,340	143,239,962
1-4 family conventional - construction	37,841,355	44,581,196
1-4 family FHA	647,006	692,690
1-4 family VA	408,074	382,107
	176,849,775	188,895,955
5 or more family	41,921,601	31,540,804
5 or more family - construction	19,153,847	23,337,195
	237,925,223	243,773,954
Commercial real estate:		
Lodging	49,799,669	39,464,818
Retail/office	56,183,453	54,770,096
Nursing home/health care	7,719,285	5,545,180
Land developments	67,506,276	53,374,516
Golf courses	29,363,624	26,938,649
Restaurant/bar/café	4,013,659	3,400,084
Ethanol plants	9,431,878	0
Warehouse	8,793,067	7,577,813
Manufacturing	5,698,911	5,950,639
Other	27,837,119	29,529,814
	266,346,941	226,551,609
Other loans:		
Autos	9,496,044	14,754,042
Home equity line	67,140,395	54,192,801
Home equity	20,032,508	18,973,890
Consumer - secured	1,522,682	1,544,456
Commercial business	182,368,675	132,459,066
Land/lot loans	11,572,361	10,486,039
Savings	453,522	494,227
Mobile home	2,896,209	3,665,206
Consumer - unsecured	1,859,611	1,794,226
Total other loans	297,342,007	238,363,953
Total loans	801,614,171	708,689,516
Less:		
Unamortized discounts	63,377	166,364
Net deferred loan fees	1,781,018	1,334,284
Allowance for losses	8,995,892	6,939,602
Loans in process	7,560,622	11,298,147
	$783,213,262	688,951,119
Commitments to originate or purchase loans	$ 68,751,130	69,547,706
Commitments to deliver loans to secondary market	$ 6,433,115	7,077,725
Weighted average contractual interest rate	6.26%	6.20%
Loans serviced for others	$523,635,219	483,620,394

Included in total commitments to originate or purchase loans are fixed rate loans aggregating $28,140,130 and $20,037,650 as of December 31, 2004 and 2003, respectively. The interest rates on these commitments ranged from 4.625% to 7.00% at December 31, 2004 and from 4.75% to 8.50% at December 31, 2003.

At December 31, 2004, 2003 and 2002, loans on nonaccrual status totaled $3,710,807, $4,574,950 and $3,336,046, respectively. Had the loans performed in accordance with their original terms throughout 2004, the Company would have recorded gross interest income of $271,071 for these loans. For the years ended December 31, 2004, 2003 and 2002, the Company recognized interest income of $158,767, $163,044 and $551,542, respectively.

At December 31, 2004 and 2003 there were no loans included in loans receivable, net, with terms that had been modified in a troubled debt restructuring.

There were no material commitments to lend additional funds to customers whose loans were classified as restructured or nonaccrual at December 31, 2004.

At December 31, 2004, 2003 and 2002, the recorded investment in loans that are considered to be impaired was $4,339,450, $4,689,162, and $3,507,418 for which the related allowance for credit losses was $523,312, $1,045,495, and $904,840, respectively. The average investment in impaired loans during 2004, 2003 and 2002 was $3,646,340, $4,801,109 and $3,005,743, respectively. For the years ended December 31, 2004, 2003 and 2002, the Company recognized interest income on impaired loans of $158,767, $163,044 and $551,542, respectively. All of the interest income that was recognized for impaired loans was recognized using the cash basis method of income recognition.

The aggregate amounts of loans to executive officers and directors of the Company was $706,869, $1,038,119 and $8,861,210 at December 31, 2004, 2003 and 2002, respectively. During 2004 repayments on loans to executive officers and directors were $579,699, new loans to executive officers and directors totaled $517,570, sales of executive officer and director loans were $240,000, and net loans removed from the executive officer listing due to change in status of the officer were $29,121. During 2003 repayments on loans to executive officers and directors were $7,891,091 and loans originated aggregated $490,500, and sales executive officer and director loans totaled $422.500. All loans were made in the ordinary course of business on normal credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

At December 31, 2004, 2003 and 2002, the Company was servicing real estate loans for others with aggregate unpaid principal balances of approximately $523,635,219, $483,620,394 and $337,490,407, respectively.

The Company originates residential, commercial real estate and other loans primarily in southern Minnesota and Iowa. Prior to 2003, the Company also purchased loans from a third party broker located in the southeastern United States. At December 31, 2004 and 2003, the Company had in its portfolio single family and multi-family residential loans located in the following states:

	2004		2003	
	Amount	Percent of Total	Amount	Percent of Total
Alabama	$ 1,544,742	0.6%	$ 2,084,425	0.9%
Arizona	2,031,585	0.9	1,559,579	0.6
Colorado	172,988	0.1	1,794,321	0.7
Florida	2,204,299	0.9	5,206,942	2.2
Georgia	5,236,234	2.2	7,338,911	3.0
Illinois	1,683,487	0.7	3,914,175	1.6
Iowa	16,944,040	7.1	16,106,426	6.6
Massachusetts	1,252,635	0.5	2,647,058	1.1
Minnesota	189,770,503	79.8	178,051,169	73.0
North Carolina	2,450,469	1.0	3,243,818	1.3
South Carolina	0	0.0	4,335,467	1.8
Texas	6,612,676	2.8	5,826,905	2.4
Wisconsin	4,548,029	1.9	4,977,308	2.0
Other states	3,473,536	1.5	6,687,450	2.8
Total	$237,925,223	100.0%	$243,773,954	100.0%

Amounts under one million dollars are included in "Other states".

At December 31, 2004 and 2003, the Company had in its portfolio commercial real estate loans located in the following states:

	2004		2003	
	Amount	Percent of Total	Amount	Percent of Total
Arizona	$ 3,346,259	1.3%	$ 12,967,520	5.7%
California	1,000,000	0.3	0	0.0
Colorado	1,674,433	0.6	3,255,512	1.4
Connecticut	0	0.0	2,481,462	1.1
Illinois	658,800	0.3	0	0.0
Indiana	660,435	0.3	0	0.0
Iowa	25,144,085	9.4	14,390,247	6.4
Minnesota	219,937,723	82.6	168,828,643	74.5
Missouri	4,376,886	1.6	4,447,653	2.0
Montana	2,114,048	0.8	2,186,326	1.0
Nebraska	947,905	0.4	947,905	0.4
South Dakota	1,603,132	0.6	8,499,929	3.8
Texas	0	0.0	3,459,878	1.5
Utah	1,892,340	0.7	1,848,385	0.8
Wisconsin	2,990,895	1.1	3,238,149	1.4
Total	$266,346,941	100.0%	$226,551,609	100.0%

NOTE 5 Allowance for Loan Losses

The allowance for loan losses is summarized as follows:

Balance, December 31, 2001	$3,783,112
Provision for losses	2,376,000
Charge-offs	(1,369,241)
Recoveries	34,346
Balance, December 31, 2002	4,824,217
Provision for losses	2,610,000
Charge-offs	(550,580)
Recoveries	55,965
Balance, December 31, 2003	6,939,602
Provision for losses	2,755,000
Charge-offs	(737,917)
Recoveries	39,207
Balance, December 31, 2004	$8,995,892

NOTE 6 Accrued Interest Receivable

Accrued interest receivable at December 31 is summarized as follows:

	2004	2003
Securities available for sale	$ 626,367	609,913
Loans receivable	3,067,766	2,852,308
	$3,694,133	3,462,221

NOTE 7 Investment in Mortgage Servicing Rights

A summary of mortgage servicing activity is as follows:

	2004	2003
Mortgage servicing rights		
Balance, beginning of year	$3,447,843	2,701,031
Originations	844,806	2,522,231
Amortization	(1,061,407)	(1,775,419)
Balance, end of year	3,231,242	3,447,843
Valuation reserve		
Balance, beginning of year	0	(10,000)
Additions	0	(800,000)
Reductions	0	810,000
Balance, end of year	0	0
Mortgage servicing rights, net	$3,231,242	3,447,843

Mortgage servicing costs, which include guarantee fees on securitized mortgage loans, were $0 and $216,918, respectively, in 2004 and 2003.

All of the loans being serviced were single family loans serviced for FNMA under the mortgage-backed security program or the individual loan sale program. The following is a summary of the risk characteristics of the loans being serviced at December 31, 2004:

	Loan Principal Balance	Weighted Average Interest Rate	Weighted Average Remaining Term	Number of Loans
Original term 30 year fixed rate	$213,054,886	5.92%	341	1,876
Original term 15 year fixed rate	235,580,973	5.29	160	2,859
Adjustable rate	8,748,528	4.97	337	77

NOTE 8 Real Estate

A summary of real estate at December 31 is as follows:

	2004	2003
In-substance foreclosures	$ 0	73,271
Real estate in judgment subject to redemption	116,000	0
Real estate acquired through foreclosure	24,608	0
	140,608	73,271
Allowance for losses	0	0
	$140,608	73,271

NOTE 9 Investment in Limited Partnerships

Investments in limited partnerships at December 31 were as follows:

Primary partnership activity	2004	2003
Common stock of financial institutions	$ 0	421,671
Low to moderate income housing	168,258	195,371
	$168,258	617,042

During 2004 the Company's proportionate share of gains from the common stock investments in financial institutions was $803 and its proportionate loss on low income housing was $26,920. During 2004 the Company received low income housing credits totaling $84,000 which were credited to current income tax benefits.

During 2003 the Company's proportionate loss from the mortgage servicing partnership was $349,577, its proportionate share of gains from the common stock investments in financial institutions was $132,273 and its proportionate loss on low income housing was $26,000. During 2003 the Company received low income housing credits totaling $84,000 which were credited to current income tax benefits.

During 2003 the limited partnership that invested in mortgage servicing rights was dissolved and in 2004 the limited partnership that invested in the common stock of financial institutions was liquidated.

NOTE 10 Intangible Assets

The gross carrying amount of intangible assets and the associated accumulated amortization at December 31, 2004 and 2003 are presented in the following table. Amortization expense for intangible assets was $1,175,264 and $1,889,276 for the years ended December 31, 2004 and 2003, respectively.

	Gross Carrying Amount	Accumulated Amortization	Unamortized Intangible Assets
December 31, 2004			
Amortized intangible assets:			
Mortgage servicing rights	$4,555,552	(1,324,311)	3,231,242
Core deposit intangible	1,567,000	(1,233,383)	333,617
Total	$6,122,552	(2,557,694)	3,564,859
December 31, 2003			
Amortized intangible assets:			
Mortgage servicing rights	$4,308,468	(860,625)	3,447,843
Core deposit intangible	1,567,000	(1,119,526)	447,474
Total	$5,875,468	(1,980,151)	3,895,317

The following table indicates the estimated future amortization expense for amortized intangible assets:

	Mortgage Servicing Rights	Core Deposit Intangible	Total
Year ended December 31,			
2005	$421,474	113,857	535,331
2006	353,091	113,857	466,948
2007	305,119	105,903	411,022
2008	260,401	0	260,401
2009	242,354	0	242,354

Projections of amortization are based on existing asset balances and the existing interest rate environment as of December 31, 2004. The Company's actual experiences may be significantly different depending upon changes in mortgage interest rates and other market conditions.

NOTE 11 Premises and Equipment

A summary of premises and equipment at December 31 is as follows:

	2004	2003
Land	$ 1,309,519	1,338,943
Office buildings and improvements	9,309,207	9,376,782
Furniture and equipment	9,904,474	9,875,743
	20,523,200	20,591,468
Less accumulated depreciation	8,058,935	8,481,317
	$12,464,265	12,110,151

NOTE 12 Deposits

Deposits and their weighted average interest rates at December 31 are summarized as follows:

	2004			2003		
	Weighted average rate	Amount	Percent of total	Weighted average rate	Amount	Percent of total
Noninterest checking	0.00%	$ 42,776,699	6.1%	0.00%	$ 37,629,054	6.8%
NOW accounts	1.01	95,294,144	13.6	0.39	61,270,853	11.1
Savings accounts	0.19	47,415,778	6.8	0.20	35,882,917	6.5
Money market accounts	1.72	129,098,425	18.5	1.23	91,314,858	16.6
		314,585,046	45.0		226,097,682	41.0
Certificates:						
1-1.99%		63,716,056	9.1		57,153,099	10.4
2-2.99%		160,829,030	23.0		103,449,915	18.8
3-3.99%		108,937,895	15.6		71,691,188	13.0
4-4.99%		49,449,374	7.1		76,315,958	13.8
5-5.99%		1,266,218	0.2		16,621,295	3.0
6-6.99%		4,818	0.0		246,042	0.0
7-7.99%		113,748	0.0		112,816	0.0
Total certificates	2.86	384,317,139	55.0	3.11	325,590,313	59.0
Total deposits	2.01	$698,902,185	100.0%	2.09	$551,687,995	100.0%

At December 31, 2004 and 2003, the Company had $207,354,351 and $117,733,801, respectively, of deposit accounts with balances at $100,000 or more. At December 31, 2004 and 2003, the Company had $128,722,313 and $66,003,390 of certificate accounts, respectively, that were acquired through a broker.

Certificates had the following maturities at December 31:

	2004		2003	
Remaining term to maturity	Amount (in thousands)	Weighted average rate	Amount (in thousands)	Weighted average rate
1-6 months	$110,550	2.54%	$ 97,354	2.81%
7-12 months	87,099	2.60	69,890	2.73
13-36 months	150,222	3.10	112,265	3.19
Over 36 months	36,446	3.51	46,081	3.61
	$384,317	2.86	$325,590	3.11

At December 31, 2004 mortgage loans and mortgage-backed and related securities with an amortized cost of approximately $51,156,000 were pledged as collateral for certain deposits and $4,260,000 of letters of credit from the Federal Home Loan Bank (FHLB) were pledged as additional collateral on Bank deposits.

Interest expense on deposits is summarized as follows for the years ended December 31:

	2004	2003	2002
NOW	$ 702,102	211,736	181,073
Savings Accounts	77,293	90,421	241,397
Money Market	645,153	437,645	589,406
Certificates	10,973,957	9,534,386	9,937,926
	$12,398,505	10,274,188	10,949,802

NOTE 13 Federal Home Loan Bank Advances

Fixed rate Federal Home Loan Bank advances consisted of the following at December 31, 2004 and 2003:

	2004		2003	
Year of Maturity	Amount	Rate	Amount	Rate
2004			$ 33,000,000	5.01%
2005	$ 10,000,000	2.69%	10,000,000	2.69
2007	40,000,000	2.91	40,000,000	2.91
2008	20,000,000	3.83	20,000,000	3.83
2010	10,000,000	6.48	10,000,000	6.48
2011	10,900,000	4.81	10,900,000	4.81
2013	80,000,000	4.75	80,000,000	4.75
	170,900,000	4.20	203,900,000	4.33
Lines of Credit	0		0	
	$170,900,000	4.20	$203,900,000	4.33

Many of the advances listed above have call provisions which allow the FHLB to request that the advance be paid back or refinanced at the rates then being offered by the FHLB. As of December 31, 2004, the Company had advances from the FHLB with the following call features:

Year of Maturity	Callable Quarterly in Year 2005
2008	$ 10,000,000
2010	10,000,000
2011	10,900,000
2013	80,000,000
	$110,900,000

At December 31, 2004 the advances from the FHLB were collateralized by the Bank's FHLB stock and mortgage loans with unamortized principal balances of $208,195,000. The Bank has the ability to draw additional borrowings of $33,035,000 based upon the mortgage loans that are currently pledged subject to a requirement to purchase FHLB stock.

NOTE 14 Other Borrowed Money

The Company had a $2,500,000 revolving line of credit established with a bank that was not drawn at December 31, 2004 or 2003. The line of credit expires on November 29, 2005.

NOTE 15 Income Taxes

Income tax expense (benefit) for the years ended December 31 is as follows:

	2004	2003	2002
Current:			
Federal	$4,688,700	4,080,500	2,223,300
State	435,600	498,200	34,600
Total current	5,124,300	4,578,700	2,257,900
Deferred:			
Federal	(683,200)	(506,200)	1,400
State	(54,000)	(34,700)	(160,100)
Total deferred	(737,200)	(540,900)	(158,700)
	$4,387,100	4,037,800	2,099,200

The reasons for the difference between "expected" income tax expense utilizing the federal corporate tax rate of 34% and the actual income tax expense are as follows:

	2004	2003	2002
Federal expected income tax expense	$4,651,300	4,297,600	2,455,700
Items affecting federal income tax:			
Dividend received deduction	(16,200)	(26,100)	(145,200)
Non deductible portion of minority interest loss	0	0	72,800
State income taxes, net of federal income tax benefit	247,900	249,700	21,700
Reduction of tax rate due to employee stock ownership plan dividends	(170,200)	(160,500)	(149,100)
Low income housing credits	(84,000)	(84,000)	(84,000)
Tax exempt interest	(340,300)	(284,600)	(107,000)
Other, net	98,600	45,700	34,300
	$4,387,100	4,037,800	2,099,200

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at December 31:

	2004	2003
Deferred tax assets:		
Allowances for loan and real estate losses	$3,144,400	2,453,000
Discounts on assets and liabilities acquired from Marshalltown Financial Corporation	200	400
Deferred compensation and pension costs	162,400	181,500
Impairment losses on securities available for sale	188,400	0
Net unrealized loss on market value adjustments to securities available for sale	329,600	27,800
Total gross deferred tax assets	3,825,000	2,662,700
Valuation allowance	0	0
Net deferred tax assets	3,825,000	2,662,700
Deferred tax liabilities:		
Premium on assets acquired from Marshalltown Financial Corporation	117,000	158,100
Deferred loan fees and costs	452,600	458,600
Premises and equipment basis difference	1,078,100	852,800
Originated mortgage servicing rights	1,161,100	1,218,700
Other	3,500	800
Total gross deferred tax liabilities	2,812,300	2,689,000
Net deferred tax assets (liabilities)	$1,012,700	(26,300)

Retained earnings at December 31, 2004 included approximately $8,800,000 for which no provision for income taxes was made. This amount represents allocations of income to bad deductions for tax purposes. Reduction of amounts so allocated for purposes other than absorbing losses will create income for tax purposes, which will be subject to the then-current corporate income tax rate. The Company has, in its judgement, made reasonable assumptions relating to the realization of deferred tax assets. Based upon these assumptions, the Company has determined that no valuation allowance is required with respect to the deferred tax assets.

NOTE 16 Employee Benefits

Prior to 2002, all eligible full-time employees of the Bank were included in a noncontributory retirement plan sponsored by the Financial Institutions Retirement Fund (FIRF). Effective September 1, 2002 the Bank froze the accrual of benefits for existing participants and no new enrollments are permitted into the plan. The actuarial present value of accumulated plan benefits and net assets available for benefits relating to the Bank's employees is not available at December 31, 2004 because such information is not accumulated for each participating institution. As of June 30, 2004, the FIRF valuation report reflected that the Bank was obligated to make a contribution for the plan year ending June 30, 2004 totaling $83,355. The contribution was $36,014 in 2003 and $20,575 in 2002.

The Company has a qualified, tax-exempt savings plan with a deferred feature qualifying under Section 401(k) of the Internal Revenue Code (the 401(k) Plan). All employees who have attained 18 years of age are eligible to participate in the Plan. Participants are permitted to make contributions to the 401(k) Plan equal to the lesser of 50% of the participant's annual salary or the maximum allowed by law, which was $13,000 for 2004. The Company matches 25% of each participant's contributions up to a maximum of 8% of the participant's annual salary. Employee contributions above 8% are not matched by the Company. Participant contributions and earnings are fully and immediately vested. The Company's contributions made prior to January 1, 2002 are vested on a five year cliff basis and contributions made after December 31, 2001 are vested on a three year cliff basis. The Company's matching contributions to the 401(k) plan are expensed when made and they totaled $118,665, $113,843, and $76,005 in 2004, 2003 and 2002, respectively.

The Company has adopted an Employee Stock Ownership Plan (the ESOP) that meets the requirements of Section (e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and, as such the ESOP is empowered to borrow in order to finance purchases of the common stock of HMN. The ESOP borrowed $6,085,770 from the Company to purchase 912,866 shares of common stock in the initial public offering of HMN. As a result of a merger with Marshalltown Financial Corporation (MFC), the ESOP borrowed $1,476,000 to purchase 76,933 shares of HMN common stock to provide the employees from MFC with an ESOP benefit. The ESOP debt requires quarterly payments of principal plus interest at 7.52%. The Company has committed to make quarterly contributions to the ESOP necessary to repay the loan including interest. The Company contributed $526,552 in 2004 and $525,224 for both of the years 2003 and 2002.

As the debt is repaid, ESOP shares that were pledged as collateral for the debt are committed to be released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans.* Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $670,112, $472,108 and $418,700 respectively, for 2004, 2003 and 2002.

All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. A summary of the ESOP share allocation is as follows for the years ended:

	2004	2003	2002
Shares allocated to participants beginning of the year	275,588	245,031	233,697
Shares allocated to participants	24,380	24,317	24,317
Shares purchased with dividends from allocated shares	7,368	10,638	8,485
Shares distributed to participants	(36,452)	(4,398)	(21,468)
Shares allocated to participants end of year	270,884	275,588	245,031
Unreleased shares beginning of the year	596,113	620,430	644,747
Shares released during year	(24,380)	(24,317)	(24,317)
Unreleased shares end of year	571,733	596,113	620,430
Total ESOP shares end of year	842,617	871,701	865,461
Fair value of unreleased shares at December 31	$18,861,472	14,479,585	10,435,633

In June 1995, the Company adopted the 1995 Stock Option and Incentive Plan (1995 Plan). In April of 2002, options for 15,000 shares were granted to a director at an exercise price of $16.25. All options issued under this plan vest over a five year period and expire 10 years from the grant date. The 1995 Plan terminates on April 25, 2005, and no more options may be granted from the plan after that date. Outstanding options granted prior to the termination date may be exercised for ten years after their date of grant.

In March 2001, the Company adopted the HMN Financial, Inc. 2001 Omnibus Stock Plan (2001 Plan). The purpose of the 2001 Plan is to promote the interests of the Company and its stockholders by providing key personnel with an opportunity to acquire a proprietary interest in the Company and reward them for achieving a high level of corporate performance and thereby develop a stronger incentive to put forth maximum effort for the success and growth of the Company. The total number of shares of HMN common stock available for distribution under the 2001 Plan in either restricted stock or stock options was 400,000 subject to adjustment for future stock splits, stock dividends and similar changes to the capitalization of the Company. In April 2002, the Company awarded 212,410 options at $16.13 per share which vest beginning in April of 2008 through April of 2012. In February of 2004, options for 5,000 shares of common stock were granted to an officer at an exercise price of $27.64. These options vest beginning in February of 2005 through February of 2008. In March of 2004, options for 20,000 shares of common stock were issued to certain officers at an exercise price of $27.66. These options vest beginning in March of 2005 through March of 2007. In July of 2004 options for 15,000 shares of common stock were issued to a director at an exercise price of $26.98. These options vest beginning in July of 2005 through July of 2009.

The fair value of the options granted under the 1995 Plan were $1.85 for 2002. The fair value of options granted under the 2001 Plan were $2.62, $2.10, $2.10, and $1.43 for July 2004, March 2004, February 2004, and 2002, respectively. A summary of activities under both plans for the past three years are as follows:

	Options available for grant	Options outstanding	Weighted average exercise price
1995 Stock Option and Incentive Plan			
December 31, 2001	24,397	502,119	9.765
Exercised		(109,871)	9.211
Granted April 23, 2002	(15,000)	15,000	16.250
December 31, 2002	9,397	407,248	10.154
Exercised		(228,493)	9.211
December 31, 2003	9,397	178,755	11.358
Exercised		(43,814)	9.471
December 31, 2004	9,397	134,941	11.971
2001 Omnibus Stock Plan			
December 31, 2001	400,000		
Granted April 16, 2002	(212,410)	212,410	16.130
December 31, 2002	187,590	212,410	16.130
Forfeited	16,447	(16,447)	16.130
December 31, 2003	204,037	195,963	16.130
Granted February 13, 2004	(5,000)	5,000	27.640
Granted March 3, 2004	(20,000)	20,000	27.660
Granted July 27, 2004	(15,000)	15,000	26.980
Forfeited	17,618	(17,618)	19.049
December 31, 2004	181,655	218,345	17.960
Total both plans	191,052	353,286	15.672

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding			Options Exercisable	
Exercise price	Number outstanding	Weighted average remaining contractual life in years	Number	Price
$ 9.211	9,941	0.4	9,941	$ 9.211
13.007	15,000	2.3	15,000	13.007
11.500	65,000	4.3	65,000	11.500
11.250	30,000	5.4	24,000	11.250
16.250	15,000	7.4	6,000	16.250
16.130	182,805	7.3	0	16.130
27.640	5,000	9.2	0	27.640
27.660	15,540	9.2	0	27.660
26.980	15,000	9.6	0	26.980
	353,286		119,941	

The Company uses the intrinsic value method as described in APB Opinion No. 25 and related interpretations to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for the option plans. Proceeds from stock options exercised are credited to common stock and additional paid-in capital. There are no charges or credits to expense with respect to the granting or exercise of options since the options were issued at fair value on the respective grant dates. Had compensation cost for the Company's stock-based plan been determined in accordance with the fair value method recommended by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2004	2003	2002
Net income:			
As reported	$9,289,797	8,605,247	5,265,656
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	37,822	44,935	42,960
Pro forma	$9,251,975	8,560,312	5,222,696
Earnings per common share:			
As reported:			
Basic	$ 2.40	2.26	1.40
Diluted	2.31	2.16	1.32
Pro forma:			
Basic	2.39	2.25	1.39
Diluted	2.30	2.15	1.31

The preceding disclosed pro forma effects of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro forma net income for future years.

The fair value for each option grant is estimated on the date of the grant using the Option Designer Model. The model incorporated the following assumptions for each year of grant:

	2004	2002
Risk-free interest rate	4.13%	5.20%
Expected life	9 years	9 years
Expected volatility	10.63%	13.00%
Expected dividends	3.9%	4.5%

NOTE 17 Earnings per Share

The following table reconciles the weighted average shares outstanding and the income available to common shareholders used for basic and diluted EPS:

	Year Ended December 31,		
	2004	2003	2002
Weighted average number of common shares outstanding used in basic earnings per common share calculation	3,868,223	3,812,213	3,767,216
Net dilutive effect of:			
Options	159,442	169,171	217,576
Restricted stock awards	0	0	36
Weighted average number of shares outstanding adjusted for effect of dilutive securities	4,027,665	3,981,384	3,984,828
Income available to common shareholders	$9,289,797	8,605,247	5,265,656
Basic earnings per common share	$ 2.40	2.26	1.40
Diluted earnings per common share	$ 2.31	2.16	1.32

NOTE 18 Stockholders' Equity

The Company repurchased 123,000 shares of its common stock in the open market during 2004, 86,600 during 2003, and 92,300 shares during 2002 for $3,316,550, $1,384,560 and $1,496,111, respectively. The shares were placed in treasury stock.

HMN declared and paid dividends as follows:

Record date	Payable date	Dividend per share	Dividend Payout Ratio
February 21, 2002	March 7, 2002	$0.14	100.00%
May 23, 2002	June 10, 2002	$0.18	36.00%
August 27, 2002	September 10, 2002	$0.18	56.25%
November 22, 2002	December 11, 2002	$0.18	81.82%
February 21, 2003	March 7, 2003	$0.18	64.29%
May 22, 2003	June 9, 2003	$0.18	50.00%
August 28, 2003	September 11, 2003	$0.20	38.46%
November 28, 2003	December 17, 2003	$0.20	26.32%
February 20, 2004	March 8, 2004	$0.20	37.74%
May 21, 2004	June 8, 2004	$0.20	38.46%
August 27, 2004	September 10, 2004	$0.22	35.48%
November 26, 2004	December 15, 2004	$0.22	34.38%

On January 25, 2005 the Company declared a cash dividend of $0.22 per share payable on March 7, 2005, to stockholders of record on February 18, 2005. The annualized dividend payout ratios for 2004, 2003, and 2002 were 36.36%, 39.58%, and 57.63%, respectively.

The Company's certificate of incorporation authorizes the issuance of up to 500,000 shares of preferred stock, but to date no shares have been issued.

In order to grant a priority to eligible accountholders in the event of future liquidation, the Bank, at the time of conversion established a liquidation account equal to its regulatory capital as of September 30, 1993. In the event of future liquidation of the Bank, an eligible accountholder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible accountholders are reduced subsequent to the conversion, based on an annual determination of such balance.

The Bank may not declare or pay a cash dividend to the Company without filing a capital distribution application with the OTS if the total amount of the dividends for the year exceeds the Bank's net income for the year plus the Bank's retained net income for the preceding two years. Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

NOTE 19 Federal Home Loan Bank Investment and Regulatory Capital Requirements

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which is carried at cost, in the Federal Home Loan Bank of Des Moines. The Bank has met the requirements as of December 31, 2004.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tier I or Core capital, and Risk-based capital (as defined in the regulations) to total assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Bank meets all capital adequacy requirements to which it is subject.

Management believes that based upon the Bank's capital calculations at December 31, 2004 and 2003 and other conditions consistent with the Prompt Corrective Actions Provisions of the OTS regulations, the Bank would be categorized as well capitalized.

At December 31, 2004 and 2003 the Bank's capital amounts and ratios are also presented for actual capital, required capital, and excess capital including amounts and ratios in order to qualify as being well capitalized under the Prompt Corrective Actions regulations:

(in thousands)	Actual		Required to be Adequately Capitalized		Excess Capital		To Be Well Capitalized Under Prompt Corrective Actions Provisions	
	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]	Amount	Percent of Assets [1]
December 31, 2004								
Tier I or core capital	$74,131	7.77%	$38,150	4.00%	$35,981	3.77%	$47,687	5.00%
Tier I risk based capital	$74,131	9.45%	$31,373	4.00%	$42,758	5.45%	$47,059	6.00%
Risk-based capital to risk-weighted assets	$82,274	10.49%	$62,746	8.00%	$19,528	2.49%	$78,432	10.00%
December 31, 2003								
Tier I or core capital	$69,030	8.03%	$34,366	4.00%	$34,664	4.03%	$42,957	5.00%
Tier I risk based capital	$69,030	10.19%	$27,088	4.00%	$41,942	6.19%	$40,633	6.00%
Risk-based capital to risk-weighted assets	$74,931	11.06%	$54,177	8.00%	$20,754	3.06%	$67,721	10.00%

[1] Based upon the Bank's adjusted total assets for the purpose of the Tier I or core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

NOTE 20 Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement by the Company.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

(in thousands)	December 31, Contract amount 2004	2003
Financial instruments whose contract amount represents credit risk:		
Commitments to originate, fund or purchase loans:		
1-4 family mortgages	$ 3,723	3,753
Multi-family mortgages	12,000	3,225
Commercial real estate mortgages	26,593	6,220
Non-mortgage loans	26,435	56,350
Undisbursed balance of loans closed	100,772	99,108
Unused lines of credit	78,930	69,635
Letters of credit	7,025	2,027
Total commitments to extend credit	$255,478	240,318
Commitment of counter party to purchase loans	$ 6,433	7,078

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential and commercial real estate and personal property.

Commitments of a counter party to purchase loans represents commitments to sell loans to FNMA and are entered into in the normal course of business by the Bank.

The Bank entered into two guaranty agreements with third parties in order for Home Federal Mortgage Services, LLC (HFMS) to secure loan purchase agreements. Under the agreements, the Bank guaranteed to satisfy and discharge all obligations of HFMS arising from transactions entered into between HFMS and the third parties if HFMS failed to fulfill its obligations. The agreements are in effect until the obligations of HFMS are fully satisfied and the Bank's guaranty is limited to a combined maximum of $3 million. No liability has been recorded in the consolidated financial statements of the Company for these guarantees and the Company is not aware of any outstanding obligations of HFMS to either of the third parties with whom a guarantee exists. HFMS ceased doing business with both third parties in 2002. There is the possibility that the Bank would be required to purchase loans that were previously sold to the third parties by HFMS prior to 2002 if the loans did not meet the requirements in the loan purchase agreements. If this were to occur, the proceeds from the subsequent sale of these loans would enable the Bank to recover a portion of the amounts paid under the guaranty.

The Bank issued standby letters of credit which guarantee the performance of customers to third parties. The standby letters of credit outstanding at December 31, 2004 expire over the next 30 months and totaled $1.6 million at December 31, 2004 and $2.5 million at December 31, 2003. The letters of credit were collateralized primarily with commercial real estate mortgages. Since the conditions under which the Bank is required to fund the standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

NOTE 21 Derivative Instruments and Hedging Activities

The Company originates and purchases single family residential loans for sale into the secondary market and enters into commitments to sell or securitize those loans in order to mitigate the interest rate risk associated with holding the loans until they are sold. The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in the first quarter of 2001. At the beginning of the second quarter of 2001, certain commitments to sell loans held for sale were designated as a cash flow hedge of a forecasted transaction and were accounted for in accordance with SFAS No. 133 with no ineffectiveness recognized in the income statement. In the second quarter of 2002 cash flow hedge accounting was discontinued because the Company ceased delivering loans under a mortgage backed security program. The mortgage banking operations in the Brooklyn Park location were eliminated in 2002 and some of the activity was moved to other branches within the Company.

The Company has commitments outstanding to extend credit to future borrowers that had not closed prior to the end of the quarter, which is referred to as its mortgage pipeline. As commitments to originate loans enter the mortgage pipeline, the Company generally enters into commitments to sell the loans into the secondary market. The commitments to originate and sell loans are derivatives that are recorded at market value. As a result of marking these derivatives to market for the period ended December 31, 2004 the Company recorded a decrease in other assets of $13,435, a decrease in other liabilities of $12,244, and a net gain on the sale of loans of $1,191.

As of December 31, 2004 the commitments to sell loans held for sale are derivatives that do not qualify for hedge accounting. As a result, these derivatives are marked to market. The loans held for sale that are not hedged are recorded at the lower of cost or market. As a result of marking these loans, the Company recorded a decrease in loans held for sale of $8,582, an increase in other assets of $9,882, and a net increase in other liabilities of $1,300

NOTE 22 Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Values of Financial Instruments,* requires disclosure of estimated fair values of the Company's financial instruments, including assets, liabilities and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of December 31, 2004 and 2003 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of the Company's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

(in thousands)	December 31, 2004 Carrying amount	2004 Estimated fair value	2004 Contract amount	2003 Carrying amount	2003 Estimated fair value	2003 Contract amount
Financial assets:						
Cash and cash equivalents	$ 34,298	34,298		30,497	30,497	
Securities available for sale	103,672	103,672		104,664	104,664	
Loans held for sale	2,712	2,712		6,543	6,560	
Loans receivable, net	783,213	785,533		688,951	695,454	
Federal Home Loan Bank stock	9,293	9,293		10,004	10,004	
Accrued interest receivable	3,694	3,694		3,462	3,462	
Financial liabilities:						
Deposits	698,902	672,757		551,688	554,936	
Federal Home Loan Bank advances	170,900	175,973		203,900	213,256	
Accrued interest payable	1,314	1,314		767	767	
Off-balance sheet financial instruments:						
Commitments to extend credit	13	13	213,846	16	16	238,291
Commitments to sell loans	(3)	(3)	6,433	(14)	(14)	7,078

Cash and Cash Equivalents The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale The fair values of securities were based upon quoted market prices.

Loans Held for Sale The fair values of loans held for sale were based upon quoted market prices for loans with similar interest rates and terms to maturity.

Loans Receivable The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, with the exception of the adjustable rate portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

Federal Home Loan Bank Stock The carrying amount of FHLB stock approximates its fair value.

Accrued Interest Receivable The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits Under SFAS No. 107, the fair value of deposits with no stated maturity such as checking, savings and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Company as of December 31, 2004 and 2003 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Federal Home Loan Bank Advances The fair values of advances with fixed maturities are estimated based on discounted cash flow analysis using as discount rates the interest rates charged by the FHLB at December 31, 2004 and 2003 for borrowings of similar remaining maturities.

Accrued Interest Payable The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Commitments to Extend Credit The fair values of commitments to extend credit for 2004 and 2003 are estimated using the fees normally charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties.

Commitments to Sell Loans The fair values of commitments to sell loans for 2004 and 2003 are estimated using the quoted market prices for loans with similar interest rates and terms to maturity.

NOTE 23 HMN Financial, Inc. Financial Information (Parent Company Only)

The following are the condensed financial statements for the parent company only as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Condensed Balance Sheets			
Assets:			
Cash and cash equivalents	$ 5,608,727	5,929,858	
Loans receivable, net	0	110,000	
Investment in subsidiaries	78,236,806	73,337,245	
Investment in limited partnerships	0	421,671	
Accrued interest receivable	8,462	5,620	
Prepaid expenses and other assets	320,787	1,318,313	
Deferred tax asset	162,000	33,600	
Total assets	$ 84,336,782	81,156,307	
Liabilities and Stockholders' Equity			
Accrued expenses and other liabilities	$ 565,946	225,250	
Total liabilities	565,946	225,250	
Serial preferred stock	0	0	
Common stock	91,287	91,287	
Additional paid-in capital	57,875,595	57,863,726	
Retained earnings	91,408,028	85,364,657	
Net unrealized loss on securities available for sale	(604,446)	(50,725)	
Unearned employee stock option plan shares	(4,544,300)	(4,738,084)	
Treasury stock, at cost, 4,708,798 and 4,616,010 shares	(60,455,328)	(57,599,804)	
Total stockholders' equity	83,770,836	80,931,057	
Total liabilities and stockholders' equity	$ 84,336,782	81,156,307	
Condensed Statements of Income			
Interest income	$ 69,936	193,334	365,202
Securities gains, net	0	301,006	118,238
Equity earnings of subsidiaries	9,453,280	8,361,418	5,095,784
Equity earnings of limited partnerships	803	132,273	23,441
Other income	0	0	15,514
Compensation and benefits	(207,300)	(42,100)	(44,250)
Occupancy	(14,400)	(6,005)	(6,000)
Advertising	0	(2,500)	0
Data processing	(2,600)	(1,200)	(1,200)
Mortgage servicing	(145)	(8,009)	(1,459)
Other	(409,377)	(481,770)	(523,314)
Income before income tax expense	8,890,197	8,446,447	5,041,956
Income tax benefit	(399,600)	(158,800)	(223,700)
Net income	$ 9,289,797	8,605,247	5,265,656

	2004	2003	2002
Condensed Statements of Cash Flows			
Cash flows from operating activities:			
Net income	$ 9,289,797	8,605,247	5,265,656
Adjustments to reconcile net income to cash provided by operating activities:			
Equity earnings of subsidiaries	(9,453,280)	(8,361,418)	(5,095,784)
Equity earnings in limited partnership	(803)	(132,273)	(23,441)
Amortization of premiums, net	0	0	31,028
Securities gains, net	0	(301,006)	(118,238)
Deferred income taxes	(128,400)	(3,200)	257,600
Earned employee stock ownership shares priced above original cost	308,165	180,457	143,604
Decrease in restricted stock awards	0	0	7,350
Decrease in unearned ESOP shares	193,784	193,301	193,361
(Increase) decrease in accrued interest receivable	(2,842)	15,548	98,659
Increase in accrued expenses and other liabilities	340,696	26,526	199,219
Decrease (increase) in other assets	1,095,622	330,037	(944,817)
Other, net	(2)	0	1
Net cash provided by operating activities	1,642,737	553,219	14,198
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	0	1,601,007	6,296,788
Decrease (increase) in loans receivable, net	110,000	1,491,383	(1,601,383)
Redemption of investment in limited partnership	422,474	0	0
Net decrease (increase) in loans receivable from subsidiaries	0	4,700,000	(3,985,118)
Net cash provided by investing activities	532,474	7,792,390	710,287
Cash flows from financing activities:			
Purchase of treasury stock	(3,316,550)	(1,384,560)	(1,496,111)
Stock options exercised	66,634	1,422,460	871,131
Dividends to stockholders	(3,246,426)	(2,901,071)	(2,562,153)
Proceeds from dividends on Bank stock	4,000,000	0	0
Net cash used by financing activities	(2,496,342)	(2,863,171)	(3,187,133)
Increase (decrease) in cash and cash equivalents	(321,131)	5,482,438	(2,462,648)
Cash and cash equivalents, beginning of year	5,929,858	447,420	2,910,068
Cash and cash equivalents, end of year	$ 5,608,727	5,929,858	447,420

NOTE 24 Business Segments

The Bank has been identified as a reportable operating segment in accordance with the provisions of SFAS No. 131. SFC and HMN, the holding company, did not meet the quantitative thresholds for a reportable segment and therefore are included in the "Other" category. Prior to 2003, Home Federal Mortgage Services, (HFMS) was reported as a separate business segment. HFMS discontinued operations in 2002 and has been dissolved. Its segmented information has been included in the "Home Federal Savings Bank" category to conform with the current year presentation.

The Company evaluates performance and allocates resources based on the segment's net income, return on average assets and return on average equity. Each corporation is managed separately with its own officers and board of directors.

The following table sets forth certain information about the reconciliations of reported net income and assets for each of the Company's reportable segments.

(Dollars in thousands)	Home Federal Savings Bank	Other	Eliminations	Consolidated Total
At or for the year ended December 31, 2004:				
Interest income – external customers	$ 51,568	49	0	51,617
Non-interest income – external customers	5,993	0	0	5,993
Earnings (losses) on limited partnerships	(27)	1	0	(26)
Intersegment interest income	0	21	(21)	0
Intersegment non-interest income	174	9,453	(9,627)	0
Interest expense	21,014	0	(21)	20,993
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	1,061	0	0	1,061
Other non-interest expense	18,633	642	(174)	19,101
Income tax expense (benefit)	4,790	(403)	0	4,387
Minority interest	(3)	0	0	(3)
Net income	9,458	9,285	(9,453)	9,290
Goodwill	3,801	0	0	3,801
Total assets	954,779	84,391	(78,497)	960,673
Net interest margin	3.51%	NM	NM	3.50%
Return on average assets	1.04	NM	NM	1.01
Return on average realized common equity	12.49	NM	NM	11.03
At or for the year ended December 31, 2003:				
Interest income – external customers	$ 44,775	162	0	44,937
Non-interest income – external customers	10,198	301	0	10,499
Earnings (losses) on limited partnerships	(376)	132	0	(244)
Intersegment interest income	28	31	(59)	0
Intersegment non-interest income	868	8,361	(9,229)	0
Interest expense	20,348	0	(59)	20,289
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	2,298	8	(324)	1,982
Other non-interest expense	17,456	542	(327)	17,671
Income tax expense (benefit)	4,200	(162)	0	4,038
Minority interest	(3)	0	0	(3)
Net income	8,584	8,599	(8,578)	8,605
Goodwill	3,801	0	0	3,801
Total assets	860,510	81,182	(74,966)	866,726
Net interest margin	3.30%	NM	NM	3.31%
Return on average assets	1.08	NM	NM	1.10
Return on average realized common equity	11.88	NM	NM	10.85
At or for the year ended December 31, 2002:				
Interest income – external customers	$ 42,550	318	0	42,868
Non-interest income – external customers	6,401	134	0	6,535
Earnings (losses) on limited partnerships	(683)	23	0	(660)
Intersegment interest income	517	47	(564)	0
Intersegment non-interest income	305	5,168	(5,473)	0
Interest expense	21,859	0	(564)	21,295
Amortization of mortgage servicing rights and net valuation adjustments and servicing costs	1,364	1	(199)	1,166
Other non-interest expense	16,643	583	(543)	16,683
Income tax expense (benefit)	2,368	(269)	0	2,099
Minority interest	(142)	0	0	(142)
Net income	4,728	5,269	(4,731)	5,266
Goodwill	3,801	0	0	3,801
Total assets	732,769	76,436	(71,682)	737,523
Net interest margin	3.13%	NM	NM	3.19%
Return on average assets	0.75	NM	NM	0.74
Return on average realized common equity	8.33	NM	NM	6.94

NM – Not meaningful



The Board of Directors
HMN Financial, Inc.:

We have audited the accompanying consolidated balance sheets of HMN Financial, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HMN Financial, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of HMN Financial Inc.'s internal control over financial reporting as of December 31, 2004, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

KPMG LLP

Minneapolis, Minnesota
March 8, 2005

SELECTED QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share data)	December 31, 2004	September 30, 2004	June 30, 2004
Selected Operations Data *(3 months ended):*			
Interest income	$13,678	13,156	12,427
Interest expense	5,428	5,387	5,060
Net interest income	8,250	7,769	7,367
Provision for loan losses	714	775	447
Net interest income after provision for loan losses	7,536	6,994	6,920
Noninterest income:			
Fees and service charges	762	742	705
Mortgage servicing fees	299	292	291
Securities gains (losses), net	(539)	3	1
Gain on sales of loans	435	349	507
Earnings (losses) in limited partnerships	(7)	(7)	(7)
Other noninterest income	212	210	183
Total noninterest income	1,162	1,589	1,680
Noninterest expense:			
Compensation and benefits	2,646	2,430	2,582
Occupancy	960	914	871
Deposit insurance premiums	25	24	28
Advertising	139	116	88
Data processing	278	233	228
Amortization of mortgage servicing rights and net valuation adjustments	266	240	302
Other noninterest expense	1,045	923	898
Total noninterest expense	5,359	4,880	4,997
Income before income tax expense	3,339	3,703	3,603
Income tax expense	1,218	1,153	1,106
Income before minority interest	2,121	2,550	2,497
Minority interest	(1)	0	0
Net income	$ 2,122	2,550	2,497
Basic earnings per share	$ 0.55	0.66	0.65
Diluted earnings per share	$ 0.53	0.64	0.62
Financial Ratios:			
Return on average assets[1]	0.88%	1.09	1.12
Return on average equity[1]	9.85	12.02	12.06
Average equity to average assets	9.17	9.23	9.34
Dividend payout ratio	34.38	35.48	38.46
Net interest margin[1][2]	3.62	3.47	3.45

(Dollars in thousands)			
Selected Financial Condition Data:			
Total assets	$960,673	955,335	914,098
Securities available for sale:			
Mortgage-backed and related securities	9,151	9,393	9,882
Other marketable securities	94,522	95,404	99,947
Loans held for sale	2,712	3,652	3,767
Loans receivable, net	783,213	766,063	722,800
Deposits	698,902	666,752	627,305
Federal Home Loan Bank advances	170,900	198,900	198,900
Stockholders' equity	83,771	82,791	81,127

[1] Annualized
[2] Net interest income divided by average interest-earning assets.

March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
12,355	11,922	11,507	11,036	10,472
5,118	5,165	5,065	5,108	4,951
7,237	6,757	6,442	5,928	5,521
819	710	545	490	865
6,418	6,047	5,897	5,438	4,656
568	691	626	555	432
287	282	261	239	216
0	41	417	225	592
412	648	1,601	1,526	1,465
(6)	70	10	31	(354)
275	167	179	115	220
1,536	1,899	3,094	2,691	2,571
2,528	2,283	2,085	2,028	2,278
885	1,025	806	769	824
19	18	18	18	19
87	115	92	101	85
191	238	311	290	271
253	277	(193)	1,108	791
962	974	1,211	867	944
4,925	4,930	4,330	5,181	5,212
3,029	3,016	4,661	2,948	2,015
910	874	1,621	918	625
2,119	2,142	3,040	2,030	1,390
(2)	(3)	0	0	0
2,121	2,145	3,040	2,030	1,390
0.54	0.55	0.79	0.54	0.37
0.52	0.53	0.76	0.52	0.36
0.96	1.03	1.53	1.06	0.76
10.21	10.45	15.12	10.45	7.21
9.42	10.15	10.27	10.34	10.59
37.74	26.32	38.46	50.00	64.29
3.46	3.39	3.41	3.24	3.20
899,725	866,726	807,043	785,910	761,399
11,937	13,049	16,327	21,121	15,049
97,066	91,615	72,201	84,510	83,982
4,955	6,543	17,634	13,855	12,999
717,021	688,951	645,715	606,931	577,542
611,656	551,688	490,088	463,185	448,083
198,900	203,900	229,300	235,300	219,300
82,148	80,931	79,467	77,522	74,894

OTHER FINANCIAL DATA

(Dollars in thousands)	Year Ended December 31, 2004	2003	2002
Maximum Balance:			
Federal Home Loan Bank advances	$214,800	241,800	218,300
Federal Home Loan Bank short-term borrowings	43,900	69,400	64,400
Average Balance:			
Federal Home Loan Bank advances	196,008	221,510	215,673
Federal Home Loan Bank short-term borrowings	29,918	41,169	36,290

The following table sets forth certain information as to the Bank's Federal Home Loan Bank (FHLB) advances.

	December 31,					
	2004		2003		2002	
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
FHLB short-term borrowings	$ 10,000	2.69	33,000	5.01%	64,400	3.20%
FHLB long-term advances	160,900	4.29	170,900	4.20	153,900	5.17
Total	$170,900	4.20	203,900	4.33	218,300	4.59

Refer to Note 13 of the Notes to Consolidated Financial Statements for more information on the Bank's FHLB advances.

COMMON STOCK INFORMATION

The common stock of HMN Financial, Inc. is listed on the Nasdaq Stock Market under the symbol: HMNF. The common stock outstanding is 9,128,662 shares of which 4,708,798 shares are in treasury stock at December 31, 2004. As of December 31, 2004 there were 704 stockholders of record and 1,087 estimated beneficial stockholders. The following table represents the stock price information for HMN Financial, Inc. as furnished by Nasdaq for each quarter starting in December 31, 2004 and regressing back to March 31, 1999.

	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003
HIGH	$33.50	27.99	27.65	28.19	24.70	21.63	20.04	16.82
LOW	27.35	25.10	24.51	23.25	20.00	19.36	15.85	15.55
CLOSE	32.99	27.75	27.09	27.48	24.29	21.50	19.40	16.05

	Dec. 31, 2002	Sept. 30, 2002	June 28, 2002	March 29, 2002	Dec. 31, 2001	Sept. 28, 2001	June 29, 2001	March 30, 2001
HIGH	$18.14	19.31	20.25	16.17	15.85	17.10	17.15	15.06
LOW	15.78	16.50	15.90	15.24	13.27	14.35	13.50	13.00
CLOSE	16.82	17.46	19.06	16.05	15.49	15.10	17.10	14.75

	Dec. 29, 2000	Sept. 29, 2000	June 30, 2000	March 31, 2000	Dec. 31, 1999	Sept. 30, 1999	June 30, 1999	March 31, 1999
HIGH	$13.25	13.88	11.75	12.13	12.75	13.50	13.13	13.50
LOW	12.31	10.88	10.13	9.63	10.88	11.88	10.50	11.38
CLOSE	13.06	12.44	11.00	10.13	11.25	12.25	11.63	11.38

CORPORATE AND SHAREHOLDER INFORMATION

HMN FINANCIAL, INC.
1016 Civic Center Drive NW
Rochester, MN 55901
(507) 535-1200

ANNUAL MEETING
The annual meeting of shareholders will be held on Tuesday, April 26, 2005 at 10:00 a.m. (Central Time) at the Rochester Golf and Country Club, 3100 W. Country Club Road, Rochester, Minnesota.

LEGAL COUNSEL
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh St.
Minneapolis, MN 55402-3901

INDEPENDENT AUDITORS
KPMG LLP
4200 Wells Fargo Center
90 South Seventh St.
Minneapolis, MN 55402-3900

INVESTOR INFORMATION AND FORM 10-K
Additional information and HMN's Form 10-K, filed with the Securities and Exchange Commission is available without charge upon request from:
HMN Financial, Inc.
Attn: Investor Relations
1016 Civic Center Drive NW
Rochester, MN 55901
or at www.hmnf.com

TRANSFER AGENT & REGISTRAR
Inquiries regarding change of address, transfer requirements, and lost certificates should be directed to the transfer agent.
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
www.wellsfargo.com/shareownerservices
(800) 468-9716

DIRECTORS

TIMOTHY R. GEISLER
Chairman of the Board
HMN and Home Federal Savings Bank
Unit Manager Foundation Accounting
Mayo Foundation

MICHAEL MCNEIL
President and CEO
HMN and Home Federal Savings Bank

DUANE D. BENSON
Retired Executive Director
Minnesota Business Partnership

ALLAN R. DEBOER
Retired Chief Executive Officer
RCS of Rochester

MAHLON C. SCHNEIDER
Retired Senior Vice President
External Affairs and General Counsel
Hormel Foods Corporation

SUSAN K. KOLLING
Senior Vice President
HMN and Home Federal Savings Bank

MICHAEL J. FOGARTY
Chairman C.O. Brown Agency, Inc.

MALCOLM W. MCDONALD
Retired Senior Vice President
Space Center, Inc.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

JON J. EBERLE
Senior Vice President,
Chief Financial Officer
and Treasurer

DWAIN C. JORGENSEN
Senior Vice President

BRADLEY C. KREHBIEL
Executive Vice President

BRANCH OFFICES OF BANK

Albert Lea
143 West Clark St.
Albert Lea, MN 56007
(507) 377-3330

Austin
201 Oakland Avenue West
Austin, MN 55912
(507) 433-2355

LaCrescent
208 South Walnut
LaCrescent, MN 55947
(507) 895-4090

Marshalltown
303 West Main Street
Marshalltown, IA 50158
(515) 754-6000

Rochester
1201 South Broadway
Rochester, MN 55901
(507) 289-4025

1016 Civic Center Dr. NW
Rochester, MN 55901
(507) 285-1707

3900 55th St. NW
Rochester, MN 55901
(507) 535-3460

7389 Airport View Drive S.W.
Rochester, MN 55901
(507) 536-6200

Spring Valley
715 North Broadway
Spring Valley, MN 55975
(507) 346-7345

Toledo
1301 S. County Road
Toledo, IA 52342
(641) 484-5141

Winona
175 Center Street
Winona, MN 55987
(507) 453-6460

EAGLE CREST CAPITAL BANK, A DIVISION OF HOME FEDERAL SAVINGS BANK
5201 Eden Ave., Ste 170
Edina, MN 55436
(952) 848-5360

1016 Civic Center Dr. N.W.
Rochester, MN 55901
(507) 280-7200


HMN
FINANCIAL, INC.

1016 Civic Center Drive NW
Rochester, Minnesota 55901
(507) 535-1200
www.hmnf.com

